   As filed with the Securities and Exchange Commission on April 16, 1997
                                                 Registration No. 333-_________
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                          ----------------------
                               FORM SB-2
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          ----------------------
                         HORIZON PHARMACIES, INC.
            (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           Texas                        5912                  75-2441557
  (State or Jurisdiction         (Primary Standard         (I.R.S. Employer
     of Incorporation       Industrial Classification    Identification Number)
     or Organization)               Code Number)

                             275 W. PRINCETON DRIVE
                             PRINCETON, TEXAS 75407
                                 (972) 736-2424
         (Address and Telephone Number of Principal Executive Offices)

                           RICK D. MCCORD, PRESIDENT
                            HORIZON PHARMACIES, INC.
                            275 W. PRINCETON DRIVE
                            PRINCETON, TEXAS 75407
                                (972) 736-2424
         (Name, Address and Telephone Number of Agent for Service)
                          ----------------------
                                 COPIES TO:

       DOUGLAS A. BRANCH, ESQ.                       MARK A. ROBERTSON, ESQ.
Phillips McFall McCaffrey McVay & Murrah, P.C.     Robertson & Williams, Inc.
      211 North Robinson, 12th Floor               3033 N.W. 63rd, Suite 160
      Oklahoma City, Oklahoma 73102               Oklahoma City, Oklahoma 73116
            (405) 235-4100                                (405) 848-1944
                          ----------------------
       Approximate Date of Commencement of Proposed Sale to the Public:
  As soon as practicable after this Registration Statement becomes effective.
                          ----------------------

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box.   / /
                          ---------------
                  CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                           PROPOSED         PROPOSED
                                                            MAXIMUM          MAXIMUM
    TITLE OF EACH CLASS OF             AMOUNT TO         OFFERING PRICE     AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED          BE REGISTERED       PER SHARE (1)    OFFERING PRICE     REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value          1,035,000(2)          $5.00          $5,175,000           $1,784.48
--------------------------------------------------------------------------------------------------------------
Underwriters' Warrants(3)                90,000              .001          $       90                 (4)
--------------------------------------------------------------------------------------------------------------
Common Stock Issuable Upon Exercise
 of Underwriters' Warrants(5)            90,000              6.00          $  540,000           $  186.21
--------------------------------------------------------------------------------------------------------------
TOTAL                                                                      $5,715,090           $1,970.68
--------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2) Includes 135,000 shares of Common Stock subject to the Underwriters' over-allotment option.
(3) The Underwriters' Warrants entitle the Underwriters to purchase shares of Common Stock equal to 10% of the total number of shares sold pursuant to the Registration Statement, exclusive of any shares subject to the Underwriters' over-allotment option.
(4)  Pursuant to Rule 457(g), no registration fee is payable.
(5) Pursuant to Rule 416, this Registration Statement also covers an indeterminate number of additional securities issuable upon future anti-dilution adjustments in accordance with the terms of the Underwriters' Warrants.

                          ----------------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

          SUBJECT TO COMPLETION, DATED APRIL 16, 1997

PROSPECTUS

                         900,000 SHARES

                    HORIZON PHARMACIES, INC.

                          COMMON STOCK

     All of the 900,000 shares of common stock, $.01 par value per share (the "Common Stock"), offered hereby (the "Offering") are being sold by HORIZON Pharmacies, Inc. (the "Company"). Prior to this Offering, there has been no public market for the Company's Common Stock. It is currently anticipated that the initial public offering price will be $5.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Company has applied for inclusion of the Common Stock on the Nasdaq Small Cap Market under the trading symbol "HRZN".

THESE SECURITIES ARE SPECULATIVE IN NATURE, INVOLVE A HIGH DEGREE OF
  RISK AND SUBSTANTIAL DILUTION AND SHOULD BE CONSIDERED ONLY
      BY PERSONS WHO CAN AFFORD  THE LOSS OF THEIR ENTIRE
           INVESTMENT.  SEE "RISK FACTORS" ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
                    PRICE TO        UNDERWRITING DISCOUNTS        PROCEEDS TO
                  THE PUBLIC           AND COMMISSIONS(1)       COMPANY (2)(3)
-------------------------------------------------------------------------------
 Per Share          $5.00                   $.50                    $4.50
-------------------------------------------------------------------------------
 Total(3)        $4,500,000               $450,000               $4,050,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.
(2) Before deducting expenses in connection with this Offering payable by the Company, including a nonaccountable expense allowance to be paid to the Underwriters in the amount of $135,000 ($155,250 if the Underwriters' over-allotment option is exercised in full). See "Use of Proceeds" and "Underwriting."
(3) The Company has granted the Underwriters an option, exercisable within 45 business days from the date of this prospectus, to purchase up to 135,000 additional shares of Common Stock upon the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $5,175,000, $517,500 and $4,657,500, respectively. See "Underwriting."

     The Common Stock is being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to the approval of certain legal matters by counsel and to certain other conditions. It is expected that delivery of certificates representing the shares of Common Stock will be made against payment therefor at the offices of Capital West Securities, Inc. ("Capital West"), Oklahoma City, Oklahoma, on or about ______________, 1997.

                  CAPITAL WEST SECURITIES, INC.


     THE DATE OF THIS PROSPECTUS IS __________________, 1997.

                               --------------

     The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by an independent public accounting firm and with quarterly reports for the first three quarters of each year containing unaudited financial information.

                               --------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL
IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               --------------

                          PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (i) ASSUMES AN INITIAL OFFERING PRICE OF $5.00 PER SHARE; (ii) REFLECTS A 2-FOR-1 STOCK SPLIT OF THE COMPANY'S COMMON STOCK; (iii) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED; AND (iv) ASSUMES THE FILING OF AN AMENDED AND RESTATED ARTICLES OF INCORPORATION. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S BUSINESS AND PROSPECTS THAT ARE BASED UPON NUMEROUS ASSUMPTIONS ABOUT FUTURE CONDITIONS WHICH MAY ULTIMATELY PROVE TO BE INACCURATE AND ACTUAL EVENTS AND RESULTS MAY MATERIALLY DIFFER FROM ANTICIPATED RESULTS DESCRIBED IN SUCH STATEMENTS. THE COMPANY'S ABILITY TO ACHIEVE SUCH RESULTS IS SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, SUCH AS THOSE INHERENT GENERALLY IN THE RETAIL PHARMACY AND HOME HEALTHCARE INDUSTRIES, THE IMPACT OF COMPETITION AND PRICING, CHANGING MARKET CONDITIONS, THE RISKS DETAILED IN THE SECTIONS ENTITLED "RISK FACTORS" AND "LEGAL PROCEEDINGS," AND OTHER RISKS DETAILED THROUGHOUT THIS PROSPECTUS. THESE FORWARD-LOOKING STATEMENTS REPRESENT THE COMPANY'S JUDGMENT AS OF THE DATE OF THE FILING OF THIS PROSPECTUS. THE COMPANY DISCLAIMS, HOWEVER, ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

                               THE COMPANY

     The Company owns and operates a chain of 14 retail pharmacies, nine of which are located in Texas, two in Virginia, and one each in New Mexico, Oklahoma and Wisconsin. According to the October 21, 1996 issue of CHAIN DRUG REVIEW, the Company is among the top 100 retail pharmacy chains in the United States based on store count and dollar volume of sales. The Company plans to acquire between eight and 12 pharmacies annually in each of 1997, 1998 and 1999. In March 1997, the Company consummated the purchase of three pharmacies owned by True Quality Pharmacies, Inc. d/b/a Vista Pharmacy (the "Vista Stores").

     The Company began operating in February 1994 for the purpose of acquiring and consolidating under the HORIZON Pharmacies, Inc. name high volume, free-standing full-service retail pharmacies primarily located in communities having populations of fewer than 50,000 persons. The Company believes that its success is primarily due to its philosophy of retaining the individual, time-proven customer service characteristics of the stores it acquires, while enabling such stores to offer complete and competitively priced inventories to their small town customers through enhanced technology and the consolidation and management of such stores as a chain.

     Currently, the Company's primary source of revenue is the sale of prescription drugs. During 1996, sales of prescription drugs generated 81.5% of the Company's net sales. Management expects the Company's prescription drug business to continue to increase as a result of the demographic trends towards an aging population and the continued development of new pharmaceutical products. However, the Company anticipates that prescription sales will continue to decrease as a percentage of the Company's overall sales and gross margins as the Company continues to expand its home healthcare and other non-pharmaceutical sales and services which have historically provided higher margins.

     In addition to prescription drugs and services, the Company's retail pharmacies offer a broad range of over-the-counter medications, supplies and equipment, health and beauty aids, cosmetics, gifts, greeting cards, convenience foods, cameras, photo supplies and processing services and other general merchandise. Some stores incorporate special features such as drive-through windows and free home delivery for customer convenience, optical departments, fax, copying and package delivery services and soda fountains. In addition, the Company's Farmington, New Mexico store sells and leases under the name HORIZON Home Care durable medical equipment ("DME") and offers home healthcare services including, but not limited to, intravenous ("IV") infusion services and home oxygen therapy. The Company intends to expand such products and services to other stores in which attractive market opportunities exist.

     The Company's business strategy is (i) to expand by continuing to acquire small chains and independent pharmacies primarily in communities having populations of fewer than 50,000 persons; (ii) to improve profitability for each store in its chain; and (iii) to expand home healthcare and other non-pharmaceutical sales and services to certain of its other stores. In implementing its business strategy, the Company intends to maintain competitive pricing and a high level of customer service and convenience, continue to control costs and take advantage of the available economies of scale, improve the stores' use of technology and focus on management procedures and policies and employee training. The Company also plans to acquire and consolidate the inventory and pharmacy files of certain retail pharmacies in its existing market areas to increase sales volumes in existing stores in a cost-effective manner. Stores which are acquired by the Company will not be remodeled to fit a standardized format, but will, to the extent practicable, be permitted to retain their individual layouts, locations and management styles.

     As part of its marketing strategy, the Company plans to convert between one and five of its existing stores into "healthcare centers" similar to that currently operated by its store located in Farmington, New Mexico. Each such center will offer home healthcare services and may lease to an unaffiliated third party owner-operator a small clinic staffed by a physician's assistant or nurse practitioner located adjacent to the store's traditional retail pharmacy operations. The Company intends for such healthcare centers to offer customers "one-stop shopping" at competitive prices for basic medical and home healthcare services. The Company believes that providing such home healthcare and basic medical services adjacent to its retail pharmacies will result in increased sales and profits for such stores.

     The Company was incorporated under the laws of the State of Texas on August 31, 1992 and began operations under the name HORIZON Pharmacies, Inc. in February 1994. The Company's principal office is located at 275 W. Princeton Drive, Princeton, Texas 75407, and its telephone number is (972) 736-2424.

                           THE OFFERING

Common Stock offered by the
  Company . . . . . . . . . . . . . . . 900,000 shares

Shares of Common Stock to be
  outstanding after the Offering. . . . 1,982,424 shares(1)

Use of Proceeds. . . . . . . . . . . .  To repay certain existing indebtedness, acquire additional
                                        retail pharmacies and/or the
                                        inventory and pharmacy files of
                                        other retail pharmacies, make a
                                        distribution to existing
                                        shareholders primarily to
                                        mitigate such shareholders'
                                        expected state and Federal
                                        income taxes associated with the
                                        Company's present S corporation
                                        status and for working capital
                                        and general corporate purposes.

Nasdaq SmallCap Market Symbol . . . . . HRZN (proposed)
--------------------
(1)  Excludes 200,000 shares of Common Stock reserved for issuance pursuant
     to the Company's 1997 Stock Option Plan (the "Option Plan").   See
     "Management - Stock Option Plan" and  "Description of Securities."

                           RISK FACTORS

   Investment in the Common Stock offered hereby involves a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."

                    SUMMARY - FINANCIAL AND OPERATING DATA

   The following table sets forth historical and 1996 pro forma financial information of the Company. The historical information is derived from the audited financial statements of the Company for each of the two years in the period ended December 31, 1996 appearing elsewhere in this prospectus, and from the audited financial statements of the Company for the period from February 28, 1994 to December 31, 1994, not presented herein. The following financial information should be read in conjunction with such Financial Statements including the Notes thereto. See "Selected Financial Information," "Pro Forma Combined Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                  YEARS ENDED DECEMBER 31,
                                                             ---------------------------------
                                       PERIOD FROM              HISTORICAL           PRO FORMA
                                    FEBRUARY 28, 1994        ----------------        ---------
                                  TO DECEMBER 31, 1994(1)     1995      1996          1996(2)
                                  -----------------------    ------   -------        ---------
                                         (IN THOUSANDS, EXCEPT SHARE AND STORE DATA)
STATEMENT OF INCOME DATA:

  Net Sales                                $1,671            $6,270   $13,136         $22,133

  Gross Profit                                595             1,898     4,194           6,686

  Income from operations                      169               279       551           1,024

  Interest expense                             16               110       253             227

  Income before income taxes                  154               176       302             801

  Pro forma provision for taxes                54                62       106             278

  Pro forma net income                        100               114       196             523

  Pro forma net income  per
   common share                                                                          0.27

  Shares used in computation                                                        1,969,856

BALANCE SHEET DATA:

Working capital                            $  600            $1,029     $1,563         $4,518

Total assets                                1,268             3,545      6,589          9,518

Long-term obligations                         346               930      1,467          1,367

Total liabilities                             576             2,266      4,839          4,412

Shareholders' equity                          692             1,279      1,750          5,106

NUMBER OF STORES AT END OF YEAR                 3                 7         11             14

----------------------------
(1)  The Company was organized August 31, 1992 but had no operations until February 28, 1994.
(2)  See "Pro Forma Combined Financial Data" for information regarding the pro forma adjustments made to the Company's historical financial data.

                           RISK FACTORS

     An investment in the securities being offered hereby involves substantial risk. Prospective investors should carefully consider the following factors in addition to the other information set forth in this prospectus.

     DEPENDENCE ON ACQUISITIONS FOR GROWTH. The Company has grown rapidly in recent periods and intends to continue to pursue an aggressive growth strategy. The Company's growth strategy depends upon its ability to continue to acquire, consolidate and operate existing free-standing pharmacies on a profitable basis. During 1996, the Company acquired four pharmacies and three pharmacies were acquired during the first quarter of 1997. By the end of 1997, the Company plans to acquire an additional eight to 12 stores and have in operation a total of approximately 24 stores. However, no assurance can be given that the Company will be able to find attractive acquisition candidates, consummate additional acquisitions or that it will successfully integrate, convert or operate any acquired business. In the event that the Company makes acquisitions, there can be no assurance that any such acquisition expenses will not have a material adverse effect upon the Company's operating results, particularly during the period in which such operations are being integrated into the Company. Furthermore, the Company's ability to make acquisitions may depend upon its ability to obtain financing. There can be no assurance that the Company will be able to obtain financing or, if available, that such financing will be on acceptable terms. The Company continually reviews acquisition proposals and is currently engaged in discussions with third parties with respect to possible acquisitions; however, the Company has no agreement or commitments with respect to any potential acquisition. The Company will compete for acquisition candidates with buyers who have greater financial and other resources than the Company and may be able to pay higher acquisition prices than the Company. To the extent the Company is unable to acquire suitable retail pharmacies, or to integrate such acquisitions successfully, its ability to expand its business would be reduced significantly. See "- Possible Need for Additional Capital," "- Substantial Indebtedness" and "Business - Expansion Strategy."

     SALES TO THIRD-PARTY PAYORS. A growing percentage of the Company's prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Third-party reimbursement accounted for approximately 52% of the Company's prescription sales in 1996, 46% in
1995 and 36% in 1994.   It is anticipated that prescription sales to
third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, will continue to increase in the first quarter of 1997 and the Company expects this trend to continue. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically negotiate lower prescription prices than those of non third-party payors. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business - The Retail Pharmacy Industry."

     RELIANCE ON MEDICARE AND MEDICAID REIMBURSEMENTS. Substantially all of the Company's home healthcare revenues are attributable to third-party payors, including Medicare and Medicaid, private insurers, managed care plans and HMOs. The amounts received from government programs and private third-party payors are dependent upon the specific benefits included under the program or the patient's insurance policies. Like other medical service providers, the Company is subject to lengthy reimbursement delays as a result of third-party payment procedures. Any substantial delays in reimbursement could adversely affect the Company's business, financial condition, cash flows and results of operations. Accordingly, management of accounts receivable through effective billing and reimbursement procedures is critical to the Company's results of operations.

     Because alternate site health care is generally less costly to third-party payors than hospital-based care, alternate site health care providers have generally benefited from cost containment initiatives aimed at reducing the costs of medical care. However, as the alternate site market becomes a larger percentage of the total health care market, cost containment initiatives aimed at reducing the costs of delivering services at non-hospital sites are increasing and may adversely affect the profitability of alternate site health care providers. A significant reduction in the coverage or payment rates of third-party payors, or from patients enrolled in the Medicare or Medicaid programs, would have a material adverse effect on the Company's revenues and profitability. The level of revenues and profitability of the Company, like those of other health care companies, are affected by the continuing efforts of third-party payors to contain or reduce the costs of health care by lowering reimbursement rates, increasing case management review of services and negotiating reduced contract pricing.

     Government reimbursement programs are subject to statutory and regulatory changes, retroactive rate adjustments, administrative rulings and governmental funding restrictions, all of which may materially increase or decrease the rate of program payments to the Company for its services. In addition to being subject to frequent changes in Federal and state laws governing Medicare and Medicaid coverage and reimbursement policies, the Company is subject to governmental audit of the reimbursements it receives under the Medicare and Medicaid programs. Any significant audit adjustment could have a material adverse effect on the Company's business, financial condition, cash flows or results of operations. There can be no assurance that payments under governmental and private third-party payor programs will remain at levels comparable to present levels or will, in the future, be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

     Payment reform for post-acute care services is a top Medicare priority. The U.S. Department of Health and Human Services ("HHS") is studying, among other things, the feasibility of changing the Medicare reimbursement system for home health care from cost reimbursement to prospective payment (i.e., a fixed fee for services rendered per episode of illness). The impact of such a change, if implemented, on the Company's results of operations cannot be predicted at this time and will depend, to a large extent, on the reimbursement methodology ultimately established. The U.S. Congress and President Clinton have each proposed significant reductions in Medicare and Medicaid spending in connection with efforts to balance the budget of the United States. Although the Company cannot predict whether these or other Federal or state cost containment proposals will be adopted, the adoption of any such proposals could have an adverse effect on the Company's business, financial condition, cash flows and results of operations as it expands its home healthcare services. See "Business - Home Healthcare Services."

     EXPANSION. The Company's expansion will require the implementation and integration of enhanced operational and financial systems and additional management, operational and financial resources. Failure to implement and integrate these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. While the Company experienced growth in net sales and net income in 1995 and 1996, there can be no assurance that the Company will continue to experience growth in, or maintain the present level of, net sales or net earnings. See "Business - Expansion Strategy."

     GOVERNMENT REGULATION AND HEALTHCARE REFORM. The Company's pharmacists and pharmacies are required to be licensed by the appropriate state boards of pharmacy. The Company's pharmacies are also registered with the Federal Drug Enforcement Administration. Under the Omnibus Budget Reconciliation Act of 1990, the Company's pharmacists are required to offer counseling to customers covered by Medicaid about the medication, dosage, delivery system, common side effects and other information deemed significant by the pharmacists.

     The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a significant segment of the Company's business. These revenues are affected by changes within the healthcare industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payment plans, such as government and private plans, and regulatory changes relating to the approval process for prescription drugs. In recent years a number of healthcare reform proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the healthcare system, either nationally or at the state level. The proposals ranged from the Clinton Administration's comprehensive healthcare reform proposal that would have restructured the financing and delivery of healthcare services through a combination of managed competition and mandated employer coverage of employees to less comprehensive proposals that would have required private health insurance to be "portable" and eliminated coverage limitations for pre-existing health conditions. No proposal was adopted by either house of Congress. The Company anticipates that additional healthcare reform proposals may continue to be introduced by Congress. It is difficult to predict whether any proposal will be adopted or the effect on the Company of any proposal that does become law. A number of states in which the Company has operations have either adopted or are considering healthcare reform proposals at the state level. These state reform laws have, in many cases, not been fully implemented. See "Business - Government Regulation and Healthcare Reform."

     REGULATION OF HOME HEALTH CARE SERVICES. The Company's Farmington, New Mexico store currently offers home healthcare services under the name HORIZON Home Care, and the Company expects to offer such services from certain of its other stores. The Company's home healthcare business is subject to extensive Federal and state regulation. Federal regulation covers, among other things, Medicare and Medicaid billing and reimbursement, reporting requirements, certification standards for certain home health agencies and other types of health care providers, limitations on ownership and other financial relationships between a provider and its referral sources and approval by the Food and Drug Administration ("FDA") of the safety and efficacy of pharmaceuticals and medical devices. In addition, the requirements that the Company must satisfy to conduct its businesses vary from state to state. The Company believes that its operations comply with applicable Federal and state laws and regulations in all material respects. However, changes in the law or new interpretations of existing laws can have a material effect on permissible activities of the Company, the relative costs associated with doing business and the amount of reimbursement for the Company's products and services paid by government and other third-party payors.

      Political, economic and regulatory influences are subjecting the health care industry in the United States to fundamental change. Although Congress has failed to pass comprehensive health care reform legislation, the Company anticipates that Congress and state legislatures will continue to review and assess alternative health care delivery and payment systems and may in the future propose and adopt legislation effecting fundamental changes in the health care delivery system. Legislative debate is expected to continue in the future. The Company cannot predict the ultimate timing, scope or effect of any legislation concerning health care reform. Any proposed Federal legislation, if adopted, could result in significant changes in the availability, delivery, pricing and payment for health care services and products, including alternate site health care. Various state agencies also have undertaken or are considering significant health care reform initiatives. Although it is not possible to predict whether any health care reform legislation will be adopted or, if adopted, the exact manner and the extent to which the Company will be affected, it is likely that the Company will be affected in some fashion, and there can be no assurance that any health care reform legislation, if and when adopted, will not have a material adverse effect on the Company's business, financial condition, cash flows or results of operations.

     Certain of the Company's facilities are subject to state licensure laws. Federal laws require certain of the Company's facilities to comply with rules applicable to controlled substances. These rules include an obligation to register with the Drug Enforcement Administration of the United States Department of Justice and to meet certain requirements concerning security, record keeping, inventory controls, prescription and order forms and labeling. The Company's pharmacists, nurses, and certain of its radiology equipment also are subject to state licensing requirements. The Company believes that it is in compliance with all applicable licensure requirements.

     MALPRACTICE LIABILITY. The provision of home healthcare services entails an inherent risk of claims of medical and professional malpractice liability. The Company may be named as a defendant in such malpractice lawsuits, and is subject to the attendant risk of substantial damage awards. While the Company believes it has adequate professional liability insurance coverage and is in the process of acquiring medical malpractice liability insurance, there can be no assurance that a future claim or claims will not be successful or if successful will not exceed the limits of available insurance coverage or that such coverage will continue to be available at acceptable costs and on favorable terms. See "Business."

     COMPETITION. The Company's business is highly competitive. In each of its markets, the Company competes with one or more national retail pharmacy chains (including Eckerd's and Revco), regional retail pharmacy chains, local retail pharmacy chains, independent retail pharmacies, deep discount retail pharmacies (including Walgreen's), supermarkets (including Kroger's and Brookshire's), discount department stores (including Wal-Mart and K-Mart), mass merchandisers and other retail stores and mail order operations. Most of these competitors have financial resources that are substantially greater than those of the Company. Competition among retail pharmacies generally takes the form of price competition, store location, product selection and customer service.

     The Company has not yet implemented its plan to expand its home healthcare services through its stores, but as such plan is implemented, the Company's stores offering home healthcare services will compete with other larger providers of home healthcare services including chain operations and independent single unit stores which are more established in that market. The market for home healthcare services is highly competitive. Many of the Company's existing and potential competitors have substantially greater financial, marketing and personnel resources than the Company and have established generally greater name recognition in the home healthcare industry. Most of the Company's competitors also offer more extensive home healthcare services than the Company. There can be no assurance the Company will be able to successfully compete with its competitors in the home healthcare industry. See "Business - Competition."

     SUBSTANTIAL INDEBTEDNESS. In connection with the Company's acquisition of retail pharmacies, the Company has incurred substantial debt. At December 31, 1996, the Company had long-term obligations (including current maturities) of $1,722,786, notes payable of $1,215,000 and accounts payable of $1,491,789, a substantial portion of which is payable under a 30-day credit arrangement with its primary supplier. While the Company intends to use a portion of the proceeds from this Offering to satisfy all of its notes payable and $425,000 of its long-term obligations, the Company may incur additional indebtedness in the future in connection with its planned acquisition of additional stores. In addition, the Company's ability to make cash payments to satisfy its substantial indebtedness will depend upon its future operating performance, which is subject to a number of factors including prevailing economic conditions and financial, business and other factors beyond the Company's control. Based on the Company's ability to generate cash flow from operating activities, management believes that the Company will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its business. However, there can be no assurance that the Company will be able to do so. If the Company is unable to generate sufficient earnings and cash flow to meet its obligations with respect to its outstanding indebtedness, refinancing of certain of these debt obligations or disposition of certain assets may be required. In the event debt refinancing is required, there can be no assurance that the Company can effect such refinancing on satisfactory terms. Although the Company is current in its payments to its lenders, it is in breach of one of the covenants under a loan agreement; the outstanding amounts under such loan agreement will be repaid with the proceeds of this Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and "Use of Proceeds."

     POSSIBLE NEED FOR ADDITIONAL CAPITAL.   Although the Company believes
that the proceeds from this Offering combined with operating revenues will be adequate to satisfy its capital requirements for the foreseeable future, circumstances, including the acquisition of additional stores, may require the Company to obtain long or short-term financing to realize certain business opportunities. No assurance can be made that such financing will be obtained. See "- Substantial Indebtedness," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

     RELIANCE ON SINGLE SUPPLIER. The Company currently purchases approximately 83.6% of its inventory from Bergen Brunswig Drug Co. ("Bergen Brunswig"). Bergen Brunswig also provides the Company with order entry machines, shelf labels and other supplies used in connection with the Company's purchase and sale of such inventory. The Company believes that the wholesale pharmaceutical and non-pharmaceutical distribution industry is highly competitive because of the consolidation of the retail pharmacy industry and the practice of certain large retail pharmacy chains to purchase directly from product manufacturers. Accordingly, the Company believes that it could obtain its inventory through another similar distributor at competitive prices and upon competitive payment terms in the event its relationship with Bergen Brunswig was terminated. See "Business - Purchasing and Distribution."

     DEPENDENCE ON KEY PERSONNEL; KEY MAN INSURANCE. The Company's future success will be highly dependent on the continued efforts of Rick D. McCord, R.Ph., President and Chief Operating Officer; Sy S. Shahid, Executive Vice President and Secretary; and David W. Frauhiger, Chief Financial Officer and Treasurer. Although the Company has employment agreements with Messrs. McCord, Shahid and Frauhiger, the Company presently does not own any key man life insurance policies with respect to any of such individuals, and the loss of the services of one or more of such key personnel could have a material adverse effect upon the Company's results of operations. The Company is presently reviewing the desirability of obtaining key man life insurance policies with respect to Messrs. McCord, Shahid and Frauhiger.

     The Company's success is also dependent upon its ability to attract and retain experienced retail managers, pharmacists, and employees skilled in home healthcare services, and the ability of the Company's personnel to manage the Company's growth and integrate its operations. There can be no assurance that the Company will be successful in attracting and retaining such personnel. See "Management."

     POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS; SEASONALITY. The Company expects to experience fluctuations in future quarterly operating results that may be caused by many factors, including the number and timing of store acquisitions, additional and existing competition, marketing programs, weather, special or unusual events and national, regional and local economic conditions that may affect retailers in general. Any concentration of acquisitions near the end of a quarter could have an adverse effect on the financial results for that quarter and could, in certain circumstances, lead to fluctuations in quarterly financial results. Furthermore, the retail pharmacy business is somewhat seasonal, with the highest net sales and net income levels historically occurring during the fourth and following first quarters of each year (which include the holiday selling season). The Company's results of operations depend significantly upon the net sales generated during the first and fourth quarters, and any decrease in net sales for such periods could have a material adverse effect upon the Company's profitability. As a result, the Company believes that period-to-period comparisons of its results of operations are not and will not necessarily be meaningful, and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     CONTROL BY MANAGEMENT. The Company's executive officers and directors and their respective affiliates will beneficially own an aggregate of approximately 37% of the Company's outstanding shares of Common Stock after the Offering (approximately 35% if the Underwriters' over-allotment option is exercised in full). Such shareholders, if voting together, may, as a practical matter, have sufficient voting power to elect the board of directors of the Company (the "Board of Directors"), exercise significant control over the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matters submitted to the shareholders for approval, such as any amendment to the Company's articles of incorporation (the "Articles of Incorporation"), any merger, consolidation, sale of all or substantially all of the Company's assets or "going private" transactions and prevent or cause a change in control of the Company, all of which may adversely affect the market price of the Common Stock. See "Principal Shareholders."

     POSSIBLE ISSUANCES OF PREFERRED STOCK. The Company's Articles of Incorporation authorize the Board of Directors, without shareholder approval, to issue up to 1,000,000 shares of preferred stock, $.01 per share par value (the "Preferred Stock"). The number of shares of each series and the designations, powers, preferences, qualifications, limitations or restrictions of each series shall be determined by the Board of Directors. The possible effects of such issuances include the grant of voting rights to holders of Preferred Stock superior to that of the holders of Common Stock, the grant of preferences in the payment of dividends and upon liquidation of the Company in favor of the holders of Preferred Stock, and the conferral of conversion rights which entitle the holders of Preferred Stock to convert their shares into Common Stock, thereby resulting in possible future dilution to the holders of Common Stock. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. See "Description of Securities - Preferred Stock."

     ANTI-TAKEOVER PROVISIONS. Certain provisions of the Texas Business Corporation Act (the "Texas Act") may delay, discourage or prevent a change in control of the Company. Such provisions may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price and the voting and other rights of the
holders of Common Stock.   In addition, the Board of Directors has the
authority without action by the Company's shareholders to fix the rights, privileges and preferences of and to issue shares of the Company's Preferred Stock which may have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Securities - Preferred Stock."

     In addition to the authorization of Preferred Stock, the Company's Articles of Incorporation and Bylaws include several other provisions which may have the effect of inhibiting a change of control of the Company. These include a classified Board of Directors, no shareholder action by written consent and advance notice requirements for shareholder proposals and director nominations. The provisions may discourage a party from making a tender offer for or otherwise attempting to obtain control of the Company.

     SUBSTANTIAL DILUTION. On the basis of an assumed offering price of $5.00 per share, this Offering involves an immediate dilution of approximately $3.12 per share of Common Stock (approximately 62% of the offering price per share) between the offering price per share and the pro forma net tangible book value per share of the Common Stock immediately after the completion of this Offering. See "Dilution."

     BENEFITS OF THE OFFERING TO CURRENT SHAREHOLDERS. The Company's current shareholders will benefit from the Offering, principally through the creation of a public market for the Common Stock and the potential unrealized gains in the value of the Common Stock held by them. Based upon the difference between the initial public offering price of $5.00 per share and the average price per share of $1.64 paid by such current shareholders, the current shareholders will have potential unrealized gains of $3.36 per share, or an aggregate of $3,636,945. See "Dilution."

     LIMITED UNDERWRITING EXPERIENCE. Capital West, one of the Underwriters, was first registered as a broker-dealer in May 1995 and has participated in only six public equity offerings as an underwriter. Prospective purchasers of the securities offered hereby should consider this limited experience in evaluating this Offering. See "Underwriting."

     ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock. The Company has applied for listing of the Common Stock on the Nasdaq SmallCap Market under the trading symbol "HRZN." There can be no assurance, however, that an active public market will develop for the Common Stock. The initial public offering price was determined solely through negotiations among the Company and representatives of the Underwriters based on several factors, and may not be indicative of the market price for the Common Stock after the completion of the Offering. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company and the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and the present state of the Company's development. See "Underwriting."

     Moreover, the trading price of the Company's Common Stock could be subject to fluctuations in response to quarterly variations in results of operations, announcements of new services or products by the Company or its competitors, changes in financial estimates by securities analysts and other events or factors. See "Business." Recent history relating to the market prices of other newly public companies indicates that the market price of the Company's Common Stock following the Offering may be highly volatile. At various times, the stock market has experienced volatility that has particularly affected the market prices for stock of particular industry groups, such as retail-oriented companies, often without regard to a particular company's operating results.

     POSSIBLE DELISTING FROM NASDAQ SMALLCAP MARKET; DISCLOSURE RELATING TO LOW PRICED STOCKS. Although the Company has applied for listing of the Common Stock on the Nasdaq SmallCap Market, there can be no assurance that a trading market will develop or, if developed, that it will be maintained. In addition, there can be no assurance that the Company will in the future meet the maintenance criteria for continued quotation of the securities on the Nasdaq SmallCap Market. The maintenance criteria for the Nasdaq SmallCap Market include, among other things, $2,000,000 in total assets, $1,000,000 in capital and surplus, a public float of 100,000 shares with a market value equal to $200,000, two market makers and a minimum bid price of $1.00 per share of common stock. If an issuer does not meet the $1.00 minimum bid price standard, it may, however, remain on the Nasdaq SmallCap Market if the market value of its public float is at least $1,000,000 and the issuer has at least $2,000,000 in equity. If the Company was removed from the Nasdaq SmallCap Market, trading, if any, in the Common Stock would thereafter have to be conducted in the over-the-counter market in the so-called "pink sheets" or, if then available, the NASD's OTC Electronic Bulletin Board. As a result, an investor would find it more difficult to dispose of, and to obtain accurate quotations as to the value of, such securities.

     In addition, if the Common Stock is delisted from trading on the Nasdaq SmallCap Market and the trading price of the Common Stock is less than $5.00 per share at a time when the net tangible assets of the Company are less than $5,000,000, trading in the Common Stock would also be subject to the requirements of Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Under such rule, broker/dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Commission, any equity security not traded on an exchange or quoted on the Nasdaq SmallCap Market that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of the Common Stock and the ability or purchasers in this Offering to sell their securities in the secondary market. There can be no assurance that the Common Stock will not be delisted or treated as a penny stock.

     SHARES ELIGIBLE FOR FUTURE SALE. Future sales of shares of Common Stock by the Company or its existing shareholders, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. Upon completion of the Offering, 1,982,424 shares of Common Stock will be outstanding (2,117,424 shares outstanding assuming exercise of the Underwriters' over-allotment option in full). Additionally, the Company may in the future issue significant amounts of Common and/or Preferred Stock to finance acquisition and development activities. Of the outstanding shares, the 900,000 shares (1,035,000 shares assuming the Underwriters' over-allotment option is exercised in full) sold in the Offering, and 753,994 shares held by existing shareholders, will be tradeable without restriction by persons other than "affiliates" of the Company. The remaining 329,430 shares of Common Stock to be outstanding after the Offering are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act") and may not be publicly resold, except in compliance with the registration requirements of the Securities Act or pursuant to an exemption from registration, including that provided by Rule 144 promulgated under the Securities Act.

     The directors and executive officers of the Company collectively will hold 741,352 shares (the "Affiliate Shares"), or approximately 37%, of the outstanding shares of Common Stock after the Offering. Such individuals have agreed not to, directly or indirectly, offer, sell, assign, transfer, encumber, pledge, contract to sell, grant an option to purchase or otherwise dispose of any Common Stock for a period of 24 months after the date of this prospectus without the prior written consent of the Underwriters. Upon expiration of the 24-month lockup period, the Affiliate Shares will be eligible for immediate resale without restriction under the Securities Act, subject, in certain cases, to certain volume, timing and other requirements of Rule 144 promulgated under the Securities Act. Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

     DIVIDEND POLICY. Although the Company has previously made cash distributions to its shareholders and intends to distribute $200,000 to its existing shareholders out of the proceeds of this Offering primarily to mitigate such shareholders' expected state and Federal income taxes payable in connection with the Company's S corporation status from January 1, 1997 to the date of the termination of such status, the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                              USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 900,000 shares of Common Stock being offered hereby are estimated to be approximately $3,705,000 (approximately $4,292,500 if the Underwriters' over-allotment option is exercised in full), assuming an initial offering price of $5.00 per share and after deducting the estimated underwriting discounts and commissions and offering expenses. The Company expects to use the net proceeds (assuming no exercise of the Underwriters' over-allotment option) approximately as follows:

                                                                   Approximate    Approximate Percentage
                     Use                                          Dollar Amount       of Net Proceeds
                     ---                                          -------------   ----------------------
Repayment of certain existing indebtedness . . . . . . . . . . .   $1,575,000            42.5%

Acquisitions . . . . . . . . . . . . . . . . . . . . . . . . . .    1,380,000            37.3%

Working capital and general corporate purposes . . . . . . . . .      550,000            14.8%

Distribution to existing shareholders. . . . . . . . . . . . . .      200,000             5.4%

Total. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   $3,705,000           100.0%

     The Company plans to use approximately $1.15 million of the net proceeds to repay the principal amount expected to be outstanding at the close of this Offering under the Company's credit agreement with Bergen Brunswig (the "Bergen Brunswig Loan"). The proceeds of the Bergen Brunswig Loan were used primarily for the acquisition of stores. The Bergen Brunswig Loan bears interest at 2% above the prime rate announced from time to time by two banks. As of December 31, 1996, the effective interest rate on the Bergen Brunswig Loan was 10.25%. In addition, $325,000 will be paid to retire a portion of the debt incurred in connection with the Company's acquisition of the Vista Stores in March 1997, and $100,000 will be paid to retire certain debt incurred in connection with the redemption of the Common Stock held by a former shareholder.

     The Company will use approximately $1.4 million of the net proceeds of the Offering and may, in the future, incur additional debt, in connection with the acquisition of additional stores. The Company continually reviews acquisition proposals and is currently engaged in discussions with third parties with respect to possible acquisitions; however, the Company has no agreement or commitments with respect to any potential acquisition.

     The Company will distribute $200,000 of the net proceeds to its existing shareholders primarily for the purpose of mitigating such shareholders' 1997 state and Federal tax liabilities accruing as a result of the Company's S corporation status from January 1, 1997 to the date such status will be terminated.

     Any remaining net proceeds are to be used for working capital and other general corporate purposes. Pending application of the proceeds described above, the net proceeds of the Offering will be invested in short-term, investment grade, interest-bearing securities.

                              DIVIDEND POLICY

     The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future. The Company intends to retain earnings in order to provide funds for use in the operation and expansion of its business. Although a distribution of $200,000 will be made from the proceeds of this Offering primarily for the purpose of mitigating the state and Federal income tax liability expected to be incurred by such shareholders in connection with the Company's S corporation status from January 1, 1997 until the date of the termination of such status, the Company does not anticipate that future dividends or distributions will be declared. See "Use of Proceeds."

     The payment of dividends, if any, in the future is within the discretion of the Board of Directors and will depend on the Company's earnings, its capital requirements, restrictions imposed by lenders and financial condition, and other relevant factors. The Company does not expect to declare or pay any dividends on Common Stock in the foreseeable future.

                                   DILUTION

     At December 31, 1996, net tangible book value of the Company's Common Stock was approximately $767,000, or $.71 per share. Net tangible book value per share of Common Stock is defined as total tangible assets of the Company less total liabilities, divided by the total number of shares of Common Stock outstanding. The consummation of this Offering will result in a pro forma net tangible book value of $1.88 per share which will represent an immediate dilution of $3.12 per share to new investors purchasing shares of Common Stock in this Offering, assuming an initial public offering price of $5.00 per share.

     The following table summarizes the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and new investors purchasing shares in this Offering:

                                   Shares Purchased    Total Consideration
                                  -------------------  -------------------   Average Price
                                    Number    Percent    Amount    Percent     Per Share
                                  ---------   -------  ----------  -------   -------------
Existing shareholders (cash)      1,082,424    54.6%   $1,771,127   28.2%        $1.64

New investors                       900,000    45.4%    4,500,000   71.8%         5.00
                                  ---------            ----------
Total                             1,982,424   100.0%   $6,271,127    100%        $3.16
                                  ---------            ----------
                                  ---------            ----------

                          CAPITALIZATION

     The following table sets forth the capitalization of the Company at December 31, 1996 and as adjusted to give effect to the sale of the 900,000 shares of Common Stock offered hereby at an assumed per-share price of $5.00 and the application of the estimated net proceeds as described under "Use of Proceeds." This table should be read in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes appearing elsewhere in this prospectus.

                                                                  December 31, 1996
                                                                  -----------------
                                                                 Actual   As Adjusted
                                                                 ------   -----------
Shareholders' Equity:

Common Stock; $.01 par value, 14,000,000 shares authorized;
 1,082,424 shares issued and outstanding; 1,982,424
 shares as adjusted(1)(2)................................... $   10,824   $   19,824


Preferred Stock; $.01 par value, 1,000,000 shares authorized,
 no shares issued and outstanding, actual or adjusted........        --           --

Additional paid-in capital................................... 1,760,303     5,456,303

Accumulated deficit..........................................   (21,054)     (370,054)
                                                             ----------    ----------
  Total capitalization.......................................$1,750,073    $5,106,073
                                                             ----------    ----------
                                                             ----------    ----------

--------------------
(1) Excludes 200,000 shares of Common Stock reserved for issuance pursuant to the Company's 1997 Stock Option Plan. See "Management - 1997 Stock Option Plan" and "Description of Securities."
(2)  Reflects a 2-for-1 stock split for shares of Common Stock.

                  SELECTED FINANCIAL INFORMATION

     The following table sets forth the historical operating results and selected balance sheet data of the Company since beginning operations in February 1994 as an S corporation. The historical information has been adjusted to provide pro forma charges for income taxes as explained below. The information should be read in conjunction with the historical Financial Statements and the Pro Forma Combined Financial Data included elsewhere in this prospectus.

                         PERIOD FROM
                       FEBRUARY 28, 1994
                        TO DECEMBER 31,    YEAR ENDED DECEMBER 31,
                            1994(1)           1995       1996
                       -----------------   -----------------------
INCOME STATEMENT DATA:
NET SALES:                              (in thousands)

  Prescription drugs        $1,387          $5,235      $10,710
  Other                        284           1,035        2,426
                            ------         -------       ------
Total net sales              1,671           6,270       13,136

COST OF SALES:
    Prescription drugs         902           3,735        7,588
    Other                      174             637        1,354
                            ------         -------       ------
Total cost of sales          1,076           4,372        8,942
                            ------         -------       ------
Gross profit                   595           1,898        4,194

Selling, general and
 administrative expenses       396           1,519        3,471
Depreciation and
 amortization                   30             100          172
                            ------         -------       ------
Income from operations         169             279          551

Interest expense and
 other, net                     15             103          249
                            ------         -------       ------
Income before income
 taxes (2)                     154             176          302

Pro forma provision for
 income taxes (2)               54              62          106
                            ------         -------       ------
Pro forma net income (2)    $  100         $   114       $  196
                            ------         -------       ------
                            ------         -------       ------




                                          DECEMBER 31,
                             1994            1995         1996
                            ------         -------       ------
                                        (in thousands)
BALANCE SHEET DATA:
Working capital             $  600          $1,029     $  1,563
Total assets                 1,268           3,545        6,589
Long-term obligations          346             930        1,467
Total liabilities              576           2,266        4,839
Shareholders' equity           692           1,279        1,750

--------------------
(1) The Company was organized August 31, 1992 but had no operations until February 28, 1994.
(2) The Company is organized as an S corporation and has not historically included charges for income taxes. The pro forma provisions for income taxes are based on a rate of 35% applied to pro forma income before income tax in each of the periods presented.

                PRO FORMA COMBINED FINANCIAL DATA

     The following unaudited Pro Forma Combined Condensed Statement of Income for the year ended December 31, 1996 reflects the historical results of operations of the Company, adjusted to give effect to the acquisition of the Farmington, New Mexico store (the "Farmington Store") in April 1996 and the Vista Stores in March 1997 as though such stores were acquired January 1, 1996 and to give pro forma effect to the Offering as though it occurred January 1, 1996.

     The Pro Forma Combined Condensed Balance Sheet as of December 31, 1996 reflects the historical financial position of the Company as of that date adjusted to give pro forma effect to the acquisition of the Vista Stores and the Offering as if they had occurred as of December 31, 1996.

     The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable. The Pro Forma Combined Financial Data do not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. These Pro Forma Combined Condensed Financial Statements and notes thereto should be read in conjunction with the historical financial statements and notes included elsewhere herein.

                  PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                            Year ended December 31, 1996
                   (Dollars in thousands, except per share data)

                                         HISTORICAL
                         --------------------------------------------
                                                                                                   PRO FORMA
                                               FARMINGTON    OTHER                   PRO FORMA    ADJUSTMENTS
                                       VISTA     STORE       STORES     PRO FORMA       FOR         FOR THE
                         COMPANY      STORES     (NOTE A)   (NOTE A)   ADJUSTMENTS  ACQUISITIONS    OFFERING   PRO FORMA
                         ------------------------------------------------------------------------------------------------
Net sales                $13,136      $4,229     $1,247      $3,521                   $22,133                  $   22,133

Costs and expenses:
   Cost of sales           8,942       3,021        826       2,658                    15,447                      15,447
   Depreciation and
    amortization             172        --         --          --         $ 48(1)         220                         220
   Selling, general and
    administrative         3,471         785        299        790                      5,345        $  97(6)       5,442
                         ------------------------------------------------------------------------------------------------
Total costs and expenses  12,585       3,806      1,125      3,448          48         21,012           97         21,109
                         ------------------------------------------------------------------------------------------------
Income from operations       551         423        122         73         (48)         1,121          (97)         1,024
Interest expense and
 other, net                  249        --         --          --          142(2)         391         (168)(5)        223
                         ------------------------------------------------------------------------------------------------
Income before income
 taxes                   $   302      $  423     $  122      $  73        (190)           730           71            801
                         -----------------------------------------
                         -----------------------------------------
Pro forma provision for
 income taxes (Note B)                                                     255(3)         255           23(7)         278
                                                                        -------------------------------------------------
Pro forma net income
 (Note B)                                                               $ (445)       $   475        $  48     $      523
                                                                        -------------------------------------------------
                                                                        -------------------------------------------------
Pro forma net income per
 share (Note B)                                                                                                $     0.27
                                                                                                               ----------
                                                                                                               ----------
Shares used in computation                                                                                      1,969,856
                                                                                                               ----------
                                                                                                               ----------

--------------
Note A: The Farmington Store was acquired by the Company April 27, 1996. The amounts shown for the Farmington Store are for the period January 1, 1996 to April 26, 1996. Additionally, the Company acquired three other stores in 1996 (one in July 1996 and two in November 1996). The historical results of these stores are included for the months in 1996 prior to their respective acquisition.

Note B: The adjustments do not include a provision (non-recurring) for deferred income taxes, resulting from a change in S corporation status, related to the tax effect of cumulative differences in financial and tax bases of net assets of approximately $131,000 ($.07 per share) at January 1, 1996.

                      PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                  December 31, 1996
                                   (in thousands)

                                                         PRO FORMA
                                                        ADJUSTMENTS
                             COMPANY        VISTA         FOR THE
                            HISTORICAL   STORES(NOTE)     OFFERING    PRO FORMA
                            ----------------------------------------------------

                                                   ASSETS
Current assets:
   Cash                     $   153                      $  1,930(4)    $2,083
   Accounts receivable        1,460        $   67                        1,527
   Inventories                3,291           482                        3,773
   Prepaid expenses              31                                         31
                            ----------------------------------------------------
Total current assets          4,935           549           1,930        7,414

Property and equipment, net     671            60                          731
Intangibles, net                983           390                        1,373
                            ----------------------------------------------------
Total assets                $ 6,589        $  999        $  1,930       $9,518
                            ----------------------------------------------------
                            ----------------------------------------------------

                                  LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank overdraft           $   248                                     $  248
   Accounts payable           1,492                                      1,492
   Accrued liabilities          161                                        161
   Notes payable              1,215        $  999        $ (1,475)(4)      739
   Current portion of
    long-term obligations       256                                        256
                            ----------------------------------------------------
Total current liabilities     3,372           999          (1,475)       2,896

Deferred income taxes          --                             149 (8)      149
Long-term obligations         1,467                          (100)(4)    1,367

Shareholders' equity:
   Common stock                  11                             9 (4)       20
   Additional paid-in
    capital                   1,760                         3,696 (4)    5,456
   Accumulated deficit          (21)                         (149)(8)
                                                             (200)(4)     (370)
                            ----------------------------------------------------
Total shareholders' equity    1,750                         3,356        5,106
                            ----------------------------------------------------
Total liabilities and
 shareholders' equity       $ 6,589        $  999        $  1,930       $9,518
                            ----------------------------------------------------
                            ----------------------------------------------------

______________
Note: The Vista Stores were acquired in March 1997 for a total consideration of $999 financed by notes payable and are included herein at the values allocated to assets acquired.

              ADJUSTMENTS TO PRO FORMA FINANCIAL STATEMENTS

ACQUISITIONS OF STORES:

(1) Depreciation and amortization of acquired equipment and intangibles:

               Vista Stores                                         $   39,000

               Farmington Store                                          4,000

               Other stores                                              5,000
                                                                    ----------
                                                                    $   48,000
                                                                    ----------
                                                                    ----------

(2)  Provide for interest expense on debt issued in Acquisitions:

               Vista Stores                                         $   86,000

               Farmington Store                                         17,000

               Other stores                                             39,000
                                                                    ----------
                                                                    $  142,000
                                                                    ----------
                                                                    ----------

(3)  Provide for income taxes on the historical income of the
     Company and  the Acquisitions, net of pro forma
     adjustments                                                    $  255,000
                                                                    ----------
                                                                    ----------

THE OFFERING:

(4) Record the issuance of 900,000 shares of Common Stock of the Company in connection with this Offering and the payment of debt and distributions to existing shareholders from the proceeds:

          Estimated Offering proceeds                               $4,500,000

          Estimated expenses of Offering                               795,000
                                                                    ----------
          Estimated net proceeds of Offering                         3,705,000

          Repayment of existing indebtedness                         1,575,000

          Distributions to existing shareholders                       200,000
                                                                    ----------
          Estimated net cash proceeds                               $1,930,000
                                                                    ----------
                                                                    ----------

(5)  Reduce interest expense related to repayment of debt           $  168,000
                                                                    ----------
                                                                    ----------

(6)  Record incremental officer compensation in connection with
     new employment agreements                                      $   97,000
                                                                    ----------
                                                                    ----------

(7)  Record income tax effects of adjustments                       $   23,000
                                                                    ----------
                                                                    ----------

(8)  Record deferred income taxes on cumulative differences in financial and tax bases of net assets at date of change
     from S corporation status as a result of the Offering
     assuming change of tax status at December 31, 1996             $  149,000
                                                                    ----------
                                                                    ----------

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

OVERVIEW

     The Company's principal business strategy since commencing operations in 1994 has been to establish a chain of retail pharmacies through the
acquisition of free-standing full-line retail pharmacies.   In each of 1994,
1995 and 1996 the Company acquired three, four and four retail pharmacies, respectively. These acquisitions are the principal influence on the Company's results of operations and financial condition. The primary measurement of the effect of acquisitions on the Company's operating performance is the number of store operating months, which is the number of months all stores were owned by the Company during the relevant measuring period. Acquisitions are expected to continue as the most significant factor in the Company's growth strategy.

     Currently, the Company's primary source of revenue is the sale of prescription drugs. During 1996, sales of prescription drugs generated 81.5% of the Company's net sales. Management expects the Company's prescription drug business to continue to increase as a result of the demographic trends towards an aging population and the continued development of new pharmaceutical products. However, the Company anticipates that such sales will decrease as a percentage of the Company's overall sales and gross margins as the Company expands its home healthcare and other non-pharmaceutical sales and services which have historically generated higher margins.

     The Company's sales and profits are higher during peak holiday periods and from Christmas through Easter. Sales of health-related products peak during seasonal outbreaks of cough and cold/flu viruses, which typically occur during the winter and spring. Accordingly, sales and profits are typically highest in the fourth quarter and the first quarter of the ensuing year.

RESULTS OF OPERATIONS

     The following table sets forth the percentage relationship of certain income statement data:

                                                        PERIOD FROM             YEAR ENDED DECEMBER 31,
                                                   FEBRUARY 28, 1994 TO       --------------------------
INCOME STATEMENT DATA                                DECEMBER 31, 1994         1995                1996
                                                   --------------------       ------              ------
NET SALES:
  Prescription drugs                                        83.1%              83.5%               81.5%
  Other                                                     16.9%              16.5%               18.5%
                                                           -----              -----               -----
    Total net sales                                        100.0%             100.0%              100.0%
                                                           -----              -----               -----
                                                           -----              -----               -----
COSTS AND EXPENSES:

  Cost of sales - prescription drugs(1)                     65.0%              71.3%               70.8%
  Cost of sales - other(2)                                  61.5%              61.5%               55.8%
  Selling, general and administrative expenses(3)           23.7%              24.2%               26.4%
  Depreciation and amortization(3)                           1.7%               1.6%                1.3%
  Interest expense(3)                                        0.9%               1.8%                1.9%

PRO FORMA NET INCOME(3)(4)                                   6.0%               1.8%                1.5%

----------------------
(1)  As a percentage of prescription drug sales.
(2)  As a percentage of other sales.
(3)  As a percentage of total net sales.
(4)  After pro forma provisions for income taxes.

NET SALES

     Total net sales increased by $6,866,738 or 110%, to $13,136,319 in 1996, from $6,269,581 in 1995. The increase was attributable primarily to the increase in store operating months from 58 in 1995 to 101 in 1996.

     Net sales of prescription drugs increased by $5,475,340, or 105% to $10,710,586 for 1996 compared to $5,235,246 for 1995. Third-party reimbursed sales accounted for approximately 52% of the Company's total prescription sales in 1996, as compared to 46% in 1995. Higher reimbursement sales have typically resulted in a decrease in gross margins due to the lower prices negotiated by third party payors. This decrease has been more than offset, however, by the Company's efforts to manage inventory levels and by purchasing efforts, resulting in a slight margin percentage increase in 1996.

     The following table shows the Company's prescription drug gross margins and total sales margins for 1996 and 1995:

                     GROSS MARGINS
              ON PRESCRIPTION DRUG SALES       GROSS MARGINS ON TOTAL SALES
             ----------------------------     ------------------------------
     YEAR      AMOUNT          PERCENTAGE       AMOUNT            PERCENTAGE
     ----    ----------        ----------     ----------          ----------

     1996    $3,122,890           29.2%       $4,194,614             31.9%

     1995     1,499,954           28.7%        1,897,774             30.3%


     Sales of prescription drugs decreased from 83.5% of total sales for 1995 to 81.5% of total sales for 1996. The Company expects that prescription drug sales will continue to decrease as a percentage of total sales as the Company expands its home healthcare and other non-pharmaceutical sales and services, whose gross margins exceed those of pharmaceutical sales.

COSTS AND EXPENSES

     Cost of sales increased $4,569,898 or 105%, to $8,941,705 in 1996 as compared to $4,371,807 in 1995. This increase is primarily the result of increased sales volume due to the increased number of store operating months.
 Cost of total sales as a percentage of total sales decreased 1.6% from the previous year. This decrease is primarily the result of more favorable pricing terms from the Company's primary wholesaler, as well as management's continual monitoring and adjusting of pricing.

     The increase of selling, general and administrative expenses from $1,519,439 in 1995 to $3,471,370 in 1996 is principally due to increased store count and resulting increased store operating months. Such expenses, expressed as a percentage of net sales, were 26.4% and 24.2% for 1996 and 1995, respectively. The percentage increase in expense was primarily due to increases in payroll associated with the recruiting and hiring of personnel and costs associated with the acquisition of the Company's corporate office building in 1996.

      Interest expense was $252,767 in 1996 compared to $109,828 in 1995. The increase in interest expense resulted primarily from the increase in the Company's indebtedness associated with the Company's acquisition of four stores and its corporate office building in 1996 and higher interest rates.

NET INCOME

      Net income for 1996 rose to $302,353 from $175,629 in 1995. Because the Company has maintained S corporation status since 1994, no income taxes have been included in the determination of historical net income.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flow provided by operating activities was $49,456 in 1996 and $287,519 in 1995. Although earnings have increased, less cash was provided by operations largely due to increases in inventory levels resulting from store acquisitions. Typically, cash provided by operations is adequate to supply working capital, and contribute to investing activities. External sources of cash are used mainly to help finance store acquisitions. The Company believes that the operating needs to be incurred in connection with its capital expansion program, including growth in accounts receivable and inventory, will be funded by cash flow from operations supplemented by the approximately $550,000 of the proceeds from the Offering designated for working capital.

     The Company will have available approximately $1,380,000 from the proceeds of the Offering which will be used to support an aggressive store acquisition program. The Company believes that based on prior acquisitions, the average acquisition cost per store will be approximately $500,000 to $700,000 based on such variables as store sales and profits. Management believes it will be able to obtain seller financing for approximately 50% of the cost of each such acquisition.

     In addition to the expansion capital expected to be available from the proceeds of the Offering, Plano Bank and Trust, Plano, Texas has tentatively agreed to provide the Company a $2,000,000 credit facility upon completion of the Offering. The credit facility will bear an interest rate equal to 1.00% over prime rate, adjusted semi-annually. No funds have been borrowed under this credit facility. Based on the foregoing and with the expected $1,380,000 of Offering proceeds available for acquisitions, the Company expects to be able to meet its current expansion schedule without additional borrowings assuming the contemplated seller financing is available. Management expects that the proceeds generated from the Offering, combined with the credit facility, will be sufficient to support the ongoing activities of the business for the foreseeable future.

IMPACT OF INFLATION AND CHANGING PRICES

     Though not significant, inflation continues to cause increases in product, occupancy and operating expenses, as well as the cost of acquiring capital assets. The effect of higher costs is minimized by achieving operating efficiencies and passing vendor price increases along to the consumers.

                                  BUSINESS

GENERAL

     The Company owns and operates a chain of 14 retail pharmacies (including the three Vista Stores acquired in March 1997), nine of which are located in Texas, two in Virginia, and one each in New Mexico, Oklahoma and Wisconsin. According to the October 21, 1996 issue of Chain Drug Review, the Company is among the top 100 retail pharmacy chains in the United States based on store count and dollar volume of sales. The Company plans to acquire between eight and 12 pharmacies annually in each of 1997, 1998 and 1999.

     The Company began operating in February 1994 for the purpose of acquiring and consolidating under the HORIZON Pharmacies, Inc. name high volume, free-standing full-service retail pharmacies primarily located in communities having populations of fewer than 50,000 persons. The primary sources of the Company's acquisitions are retiring pharmacists, small chains and the Federal Trade Commission ("FTC"). The Company believes that its success is primarily due to its philosophy of retaining the individual, time-proven customer service characteristics of the stores it acquires, while enabling such stores to offer complete and competitively priced inventories to their small town customers through enhanced technology and the consolidation and management of such stores as a chain. Furthermore, the Company believes that communities of this size offer more competitive rent, advertising and labor costs.

     In addition to prescription drugs and services, the Company's retail pharmacies offer a broad range of over-the-counter medications, supplies and equipment, health and beauty aids, cosmetics, gifts, greeting cards, convenience foods, cameras, photo supplies and processing services and other general merchandise. Some stores incorporate special features such as drive-through windows and free home delivery for customer convenience, optical departments, fax, copying and package delivery services and soda fountains.
In addition, the Company's Farmington, New Mexico store sells and leases DME, IV infusion and home oxygen therapy, and offers home healthcare services under the name HORIZON Home Care. The Company intends to expand such services to certain of its other stores.

     The Company also plans to acquire and consolidate the inventory and pharmacy files of certain retail pharmacies in its existing market areas to increase sales volume in existing stores in a cost-effective manner. Stores which are acquired by the Company will not be remodeled to fit a standardized format, but will, to the extent practicable, be permitted to retain their individual layouts, locations and management styles.

     As part of its marketing strategy, the Company plans to convert between one and five of its existing stores into "healthcare centers" similar to that currently operated by its store located in Farmington, New Mexico. Each such center will offer home healthcare services and may lease to an unaffiliated third party owner-operator a small clinic staffed by a physician's assistant or nurse practitioner located adjacent to the store's traditional retail pharmacy operations. The Company intends for such healthcare centers to offer customers "one-stop shopping" at competitive prices for basic medical and home healthcare services. The Company believes that providing such home healthcare and basic medical services adjacent to its retail pharmacies will result in increased sales and profits for such stores.

     The Company was incorporated under the laws of the State of Texas on August 31, 1992 and began operations under the name HORIZON Pharmacies, Inc. in February 1994. The Company's principal office is located at 275 W. Princeton Drive, Princeton, Texas 75407, and its telephone number is (972) 736-2424.

THE RETAIL PHARMACY INDUSTRY

     Prescription and over-the-counter medications have traditionally been sold by independent retail pharmacies as well as conventional retail pharmacy chains, and purchased by consumers with cash or credit cards. The retail pharmacy industry has recently undergone significant changes as a result of the following important trends: (i) the increase in third-party reimbursement for prescription drugs; (ii) the consolidation within the retail pharmacy industry; (iii) the aging of the United States population; and (iv) the increase in competition from non-traditional retailers of prescription and over-the-counter drugs.

     During the last several years, a growing percentage of prescription drug volume throughout the industry has been accounted for by sales to customers who are covered by third-party reimbursement plans. According to the 1995 NARD - Lilly Digest, in 1994, third-party reimbursement represented approximately 56% of total prescription drug sales in the United States, an increase of 4% over the previous year. In a typical third-party reimbursement plan, the retail pharmacy has a contract with a third-party payor, such as an insurance company, HMO, PPO, other managed care provider, government agency or private employer, which agrees to pay for part or all of a customer's eligible prescription purchases. Although these third-party payors often account for a high volume of prescription sales, such sales typically generate lower gross margins than non third-party payor sales due principally to the highly competitive nature of this business and recent efforts by third-party payors to contain costs.

     As a result of the economies of scale from which larger retail chains benefit as well as the trend toward third-party reimbursement, the number of independent retail pharmacies and smaller retail pharmacy chains has decreased as many of such retailers have been acquired by larger retail pharmacy chains or gone out of business. This trend is expected to continue because larger chains are better positioned to handle the increased third-party payor sales, purchase inventory on more advantageous terms and achieve other economies of scale with respect to their marketing, advertising, distribution and other expenditures. The Company believes that the number of independent retail pharmacies and smaller retail pharmacy chains remaining in operation may provide significant acquisition opportunities for larger retail pharmacy chains, such as the Company.

     In 1996, retail pharmacy chains and independent retail pharmacies represented approximately 39% and 27%, respectively, of all retail
prescription sales in the United States.   In response to a number of factors,
including the aging population of the United States, mass merchants (including discounters and deep discounters), supermarkets, combination food and retail pharmacies, mail order distributors, hospitals, HMOs and other managed care providers have entered the prescription industry. Supermarkets, including combination food and retail pharmacies, and mass merchants each represented approximately 11% of all prescription sales in the United States in 1995. Although the Company currently faces increased competition from these retailers, industry studies show that consumers in the over 65-age group tend to make purchases at traditional retail pharmacies, such as HORIZON Pharmacy stores, and maintain strong store loyalty.

HORIZON PHARMACIES

     As of April 14, 1997, the Company operated 14 stores. The following table summarizes the number of stores operated by the Company and the year in which each respective store was acquired by the Company.

      Store Locations                              Year Acquired
      ---------------                              -------------

      Winnsboro, Texas                                 1994

      Princeton, Texas**                               1994

      Cuero, Texas                                     1994

      Bonham, Texas                                    1995

      Uvalde, Texas                                    1995

      Cleburne, Texas                                  1995

      McLoud, Oklahoma                                 1995

      Farmington, New Mexico*                          1996

      Tomah, Wisconsin                                 1996

      Marion, Virginia                                 1996

      Covington, Virginia                              1996

      Mineola, Texas                                   1997

      Mt. Vernon, Texas                                1997

      McKinney, Texas                                  1997

      _____________
      *  Indicates home healthcare services offered.
      ** Indicates the Company is in the process of submitting an application for home healthcare license.

BUSINESS STRATEGY

     The Company's business strategy is to continue to expand through acquisitions and to increase individual store profitability. In implementing its business strategy, the Company intends to continue cost-control programs, continue and improve employee training, negotiate increases in vendor rebates, maintain a high level of customer service and convenience, increase sales in each department in each store and maintain competitive pricing. To mitigate the effect of third-party reimbursement on pharmaceutical sales, the Company also plans to expand its home healthcare and non-pharmaceutical sales and services.

     CUSTOMER SERVICE AND CONVENIENCE.   The Company believes that customer
service and convenience are critical in positioning itself as an alternative to mass merchandisers, supermarkets and other large format retailing channels.
 The Company will continue to emphasize service and convenience through pharmacy support services, home healthcare services, store location and design, drive through pick-up and home delivery, merchandising programs and operating hours geared to the needs of the particular market.

     The Company offers a high level of professional pharmacy services, which the Company believes provides added value to its customers. The Company operates a computer software program which enables each of the Company's stores to provide to each prescription drug customer a printout which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine. See "- Merchandising and Marketing."

     The Company will continue to arrange and merchandise its stores to provide modern, well-identified stores, which are easily accessible to customers. The Company's stores range in size from 3,600 to 12,000 square feet and are located primarily in neighborhood strip shopping centers or free standing locations in communities having populations of fewer than 50,000 persons. The Company's stores are typically open Monday through Saturday from 8:00 a.m. until 6:00 p.m. and certain stores are open from 11:00 a.m. to 5:00 p.m. on Sunday.

     COMPETITIVE PRICING. While the Company believes that it competes primarily on the basis of customer service and convenience, price is also an important factor. The Company's policy is to price its prescription drug products competitively. The Company believes that this policy has enhanced its competitive position with retail pharmacies and other shopping formats.

     COST CONTROLS. The Company's continued commitment to control costs and maintain its competitive position in the marketplace focuses on decreasing expenses without decreasing the level of services provided in its stores. The Company continues to actively evaluate and pursue additional cost savings, such as inventory control and computerized point of sale information, which can be obtained without affecting the Company's customer service, quality or sales growth potential. There can be no assurance, however, that any additional cost reductions will be realized. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EXPANSION STRATEGY

     The Company intends to continue to expand its business by acquisitions of smaller retail pharmacy chains and independent retail pharmacies primarily located in communities having populations of fewer than 50,000 persons. In identifying retail pharmacies for potential acquisition, the Company evaluates a number of demographic considerations, including the size, growth pattern and per capita income of the population, as well as the competitive environment and the accessibility of a proposed site to the customer. The Company also evaluates the respective store's historical financial performance, focusing on stores having annual sales volumes between $1,500,000 and $5,000,000. The Company has also acquired certain retail pharmacy stores from the FTC and will continue to evaluate the purchase of other stores which may be offered for sale by the FTC.

     The Company's goal for the next three years is to acquire between eight and 12 new retail pharmacies in each of 1997, 1998 and 1999. The Company intends to use a portion of the proceeds of this Offering and cash flow from operations to finance the cash costs of this growth, although borrowings may also be available to finance such growth. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

PRODUCTS AND SERVICES

     PHARMACY. The primary focus of the Company is the sale of prescription and over-the-counter drugs. During 1996, the Company filled approximately 500,000 prescriptions, and sales of prescription drugs generated approximately 81.5% of the Company's net sales.

     The Company believes that it is well positioned to take advantage of certain demographic trends, including the aging of the United States population. Nine of the Company's retail pharmacies are located in Texas, one of the top three states experiencing the greatest migrations of persons over age 65. According to industry studies, persons over age 65 purchase twice as many prescription drugs and 50% more over-the-counter drugs than the national average. The Company also believes that it is capable of meeting the needs of the increasing volume of third-party prescription sales and is aggressively marketing itself to third-party payors. See "Government Regulation and Healthcare Reform" and "Third-Party Reimbursement."

     The Company believes that new prescription drugs and drug therapies provide an opportunity for increased demand for prescription drugs. In addition, the FDA is approving an increasing number of prescription products for sale over the counter. Prescription drugs which are approved for over-the-counter distribution have historically shown significantly increased sales.

     NONPHARMACEUTICAL MERCHANDISE. HORIZON Pharmacy stores sell a wide variety of nonpharmaceutical merchandise, including gifts, over-the-counter drugs, health and beauty aids, greeting cards and numerous other convenience products. The Company's stores offer a broad assortment of popular national brand over-the-counter drugs and other products related to dental care, foot care, vitamins and nutritional supplements, feminine hygiene, family planning and baby care.
The Company's stores provide a helpful environment in which consumers can obtain product information from professional pharmacists, knowledgeable sales employees and store managers or from literature available throughout the store.

     Each of the Company's stores also offers an assortment of popular brand name cosmetics, fragrances and other beauty products. A wide selection of gifts, greeting cards, gift wrap, bows and novelties are also offered. Assorted convenience products including candy, food, tobacco products, books and magazines, household products, seasonal merchandise and toys are also offered.

     Certain of the Company's stores also offer camera and photo accessories, photo processing small electronics, batteries and audio and video tapes.

HOME HEALTHCARE SERVICES

     The Company's Farmington, New Mexico store is currently licensed and offers under the name HORIZON Home Care certain home healthcare services. The Company is in the process of applying for a home healthcare services license for its Princeton, Texas store and anticipates receiving such license within the next 90 to 180 days. The home healthcare services offered by the Company's Farmington store currently include (i) respiratory therapy; (ii) patient services, including nursing and para-professional services; and (iii) infusion therapy. The Company provides patients with a variety of services and related products, many of which are essential to the proper implementation of a physician's treatment plan.

     RESPIRATORY THERAPY. The Company provides home respiratory services to patients with a variety of conditions, including chronic obstructive pulmonary disease (e.g., emphysema, chronic bronchitis and asthma), cystic fibrosis and neurologically-related respiratory conditions. The Company contracts with respiratory care professionals to provide support to its home respiratory therapy patients. These professionals manage the needs of the Company's patients according to physician-directed plans of care.

     DURABLE MEDICAL EQUIPMENT. The Company also offers for sale and lease, certain DME which primarily consists of patient room equipment (such as hospital beds, patient lifts and commodes), ambulatory aids (such as walkers and canes) and bathroom safety items. The Company's broad range of product offerings provides patients requiring either infusion, nursing or respiratory services access to needed DME through a single source.

     NURSING AND PARA-PROFESSIONAL SERVICES. The Company offers a broad range of professional nursing and para-professional services to meet a patient's medical and personal needs, principally in the home. These services include pediatric and adult care, such as ventilator care; administration of infusion therapies, including chemotherapy, antibiotics, enteral and parenteral feeding; standard skilled nursing services such as changing dressings, injections, catheterization and administration of medication; physical, respiratory, occupational and speech therapy; home health aide services, such as assistance with personal hygiene, dressing and feeding; and homemaker services, such as the preparation of meals and light house cleaning.

     INFUSION THERAPY. Infusion therapy involves the intravenous administration of nutrients, antibiotics or other medications to patients in their homes usually as a continuation of treatment initiated in the hospital. The infusion therapies provided by the Company include antibiotic and related therapies (therapies used to treat various infections and diseases); parenteral nutrition therapy (the intravenous feeding of life sustaining nutrients to patients with impaired or altered digestive tracts due to gastrointestinal illness, such as an intestinal obstruction or inflammatory bowel disease); enteral nutrition therapy (the administration of nutrients through a feeding tube to patients who cannot eat as a result of an obstruction to the digestive tract or because they are otherwise unable to feed themselves orally); chemotherapy (the intravenous administration of cancer inhibiting drugs through either rapid or continuous infusion); pain management (the administration of pain controlling drugs such as morphine and Demerol to terminally or chronically ill patients); and other therapies.

STORE OPERATIONS

     The Company's current stores are generally located in free-standing stores or in shopping centers located near the communities' main thoroughfare. Although the Company does not remodel stores upon acquisition to conform to a particular format, it arranges its stores to facilitate customer movement and to maximize product visibility. The Company's pharmacy departments are generally located near the back of its stores to maximize customer exposure to the store. Most of the stores are equipped with modern fixtures and equipment and range in size from 3,600 to 12,000 square feet.

     The Company utilizes centrally prepared formats for the display and stocking of its stores, while allowing individual store managers some flexibility with regard to choice and display of the merchandise assortment based upon the Company's strategy of tailoring its stores to the markets in which the respective stores operate.

PURCHASING AND DISTRIBUTION

     The Company centrally purchases most of its merchandise from Bergen Brunswig and other vendors, enabling it to benefit from promotional programs and volume discounts offered by such companies. All merchandise is shipped directly to the Company's stores at prices negotiated at the corporate level. The Company's primary vendor is Bergen Brunswig which supplied approximately 83.6% of the Company's inventory in 1996. Bergen Brunswig is also the Company's primary creditor. See"Risk Factors - Reliance on Single Supplier" and "Use of Proceeds."

MERCHANDISING AND MARKETING

     The Company's merchandising strategy is to offer a broad selection of traditional retail pharmacy items, including both nationally advertised and private label products. Substantially all products are offered at competitive prices. The Company emphasizes value and customer service in attractive, conveniently located drugstores. It uses color, signs, packaging and other merchandising aids to reinforce its name and low prices, and to showcase its products.

     The pharmacy department in each of the Company's store carries a complete line of both brand name and generic drugs. The Company has been expanding its prescription drug business by promoting the use of less costly generic drugs whenever possible, and by entering into arrangements with insurance companies, HMOs and other healthcare groups for the sale of prescription drugs under third-party reimbursement programs.

     Each of the Company's pharmacy departments utilizes a computer system which includes software which enables the Company's pharmacists to recall a customer's pharmacy history with a view to identifying possible allergies, drug interactions or therapeutic duplication, and to provide customers with a complete record of medication dispensed. The Company's computer software system also enables the Company to identify generic equivalents of brand name drugs, centrally control prescription prices, increase the speed of processing prescriptions and reduce the paperwork normally involved in, and thus expedite the collection of amounts due the Company under, third-party reimbursement programs.

     The Company sells certain private label products which enables the Company to sell products, comparable in quality to name brand products, at lower prices to its customers, but at higher gross margins for the Company.

     Most photo processing services offered at Company stores are provided by an independent contractor who provides the stores with a "drop box" into which the customer places its film for processing. The independent contractor collects the film, processes it and returns the printed photos to the respective stores for pick-up and payment by the customer. One of the Company's stores operates its own photo lab and processes customers' film itself.

     The Company advertises principally through the use of radio, newspaper, direct mail and advertising circulars.

GOVERNMENTAL REGULATION AND HEALTHCARE REFORM

     All of the Company's pharmacists and pharmacies are required to be licensed by the appropriate state boards of pharmacy. The Company's retail pharmacies are also registered with the Federal Drug Enforcement Administration. By virtue of these license and registration requirements, the Company is obligated to observe certain rules and regulations, and a violation of such rules and regulations could result in a suspension or revocation of the licenses or registrations.

     The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a growing segment of the Company's business. These revenues are affected by changes within the healthcare industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payment plans, such as government and private plans, and regulatory changes relating to the approval process for prescription drugs.

     The Company has a number of third-party payor contracts pursuant to which the Company is a provider of prescription drugs. "Freedom of Choice" state statutes, pursuant to which all pharmacies would be entitled to be a provider under such a contract, have been enacted in certain states, including Alabama, Georgia, New Jersey, North Carolina, Louisiana, South Carolina, Tennessee and Texas, and may be enacted in others. Although such statutes may adversely affect certain of the Company's third-party contracts, they may also provide the Company with opportunities regarding additional third-party contracts.

     In recent years, an increasing number of legislative proposals have been introduced or proposed in Congress and in some state legislatures that would effect major changes in the health care system, either nationally or at the state level. The Company cannot predict whether any Federal or state health care reform legislation will eventually be passed, and if so, the impact thereof on the Company's financial position or results of operations. Healthcare reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it may also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any future Federal or state health care reform legislation will not adversely affect the Company or the retail pharmacy industry generally.

     In 1990, Congress enacted the Omnibus Budget Reconciliation Act of 1990 ("OBRA 1990"), which includes a requirement that states implement pharmaceutical drug use review programs for Medicaid beneficiaries receiving covered out-patient prescription drugs. The OBRA 1990 legislation states that pharmacists must offer to discuss with each Medicaid patient "common, severe side or adverse effects or interactions and therapeutic contraindications that may be encountered, including their avoidance and the action required if they occur." In order to ensure reimbursement of out-patient prescription drugs under Medicaid, states were required, pursuant to the OBRA 1990 legislation, to implement drug use review programs by January 1, 1993. In all states where the Company operates, the State Pharmacy Practices Acts have expanded the OBRA requirements to include all patients receiving prescriptions in a retail setting. Pharmacists now have a duty to warn the purchaser of a prescription drug if the warning could reduce or negate the adverse effects of the use of such drug.

     The Company's operations are also subject to Federal and state laws governing such matters as wages, working conditions and overtime.

THIRD-PARTY REIMBURSEMENT

     A growing percentage of the Company's prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Third-party reimbursement accounted for approximately 52% of the Company's prescription sales in 1996, 46% in 1995 and 36% in 1994, and the Company expects this trend to continue. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically negotiate lower prescription prices than those of non third-party payors. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in future periods. Further, payments from Medicare and Medicaid represent 29% of all third-party payor sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The Company's retail pharmacies operate in a highly competitive industry, and compete primarily on the basis of customer service, convenience of location and store design, price and product mix and selection. In addition to traditional competition from independent retail pharmacies and other retail pharmacy chains, the Company faces competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and retail pharmacies, mail order distributors, hospitals and HMOs. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. The Company's home healthcare services compete with certain chain operations and independent single unit stores. Many of the Company's competitors have greater financial resources than the Company.

TRADEMARKS AND SERVICE MARKS

     No patent, trademark, license, franchise or concession is considered to be of material importance to the business of the Company other than the trade names under which the Company operates its retail businesses, including the
HORIZON Pharmacies and HORIZON Home Care names.   The Company is in the
process of filing applications for Federal trademark protection of such tradenames.

PROPERTIES

     The Company's principal offices are currently located at 275 W. Princeton Drive, Princeton, Texas, 75407, where it owns a 5,500 square foot building. The Company also owns the furniture and fixtures in each of its stores. However, the Company conducts substantially all of its retail businesses under noncancelable leases, many of which expire within the next eight years. In the normal course of business, however, it is expected that leases will be renewed or replaced by leases on other properties. No single lease is material to the Company's operations.

EMPLOYEES

     At March 31, 1997, the Company employed approximately 180 employees, approximately 110 on a full-time basis. None of the Company's employees are represented by a labor union and the Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     From time to time, the Company may be involved in litigation relating to claims arising out of its normal business operation. The Company is not now engaged in any legal proceedings.

                                    MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     The following table sets forth certain information regarding the directors, executive officers and key employees of the Company.

NAME                         AGE                POSITION
----                         ---                --------
Rick D. McCord, R.Ph.        42    Chairman of the Board of Directors,
                                   President, Chief Operating Officer

Sy S. Shahid                 46    Director, Executive Vice President, Secretary

David W. Frauhiger           35    Director, Chief Financial Officer, Treasurer

Charlie K.  Herr, R.Ph.      57    Director, Southern Regional Manager

Robert D. Mueller, R.Ph.     39    Director, Western Regional Manager

     RICK D. MCCORD, R.Ph., has served as Director, President and Chief Operating Officer since the Company's inception. Mr. McCord, who has been a licensed pharmacist in the State of Texas since 1977, was employed by True Quality Pharmacies, Inc., a multi-location, multi-state retail pharmacy, from 1977 through 1993. During such time, Mr. McCord served as pharmacist and store manager from 1977 to 1981, as district manager from 1982 to 1992, and as a director from 1980 through 1990.

     SY S. SHAHID has served as Director, Executive Vice President and Secretary since the Company's inception. From February 1989 to February 1994, Mr. Shahid served full-time as the Director of Management Information Systems of True Quality Pharmacies, Inc., and thereafter, until October 1996, he served part-time in the same capacity. Mr. Shahid served as Financial Systems Manager for 1st Texas Savings during 1988, and as Financial Systems Manager for Lomas and Nettleton during 1987.

     DAVID W. FRAUHIGER has served as Director, Controller and Treasurer since the Company's inception and as Chief Financial Officer since March 1997. Mr. Frauhiger served as the full-time controller for True Quality Pharmacies, Inc. from 1991 to February 1994, and as the part-time controller from February 1994 until January 1997. Prior to such time Mr. Frauhiger worked as an assistant controller for SunWest Companies, a commercial real estate company, from September 1988 to June 1991 and as an accountant for Jeffrey L. Harbin, CPA from January 1982 to September 1988.

     CHARLIE K. HERR, R.Ph., has served as Director and Southern Regional Manager since the Company's inception. Mr. Herr has been a practicing pharmacist since 1963, serving as Pharmacist in Charge (PIC) for True Quality Pharmacies, Inc. from July 1969 to the present. Mr. Herr is licensed to practice in Colorado, Kansas, Missouri, New Mexico, Oklahoma, Texas and Virginia.

     ROBERT D. MUELLER, R.Ph., has served as Director and Western Regional Manager of the Company from August 1995 to the present. Mr. Mueller has been a practicing pharmacist since 1980, and is licensed in New Mexico, Oklahoma and Texas. Mr. Mueller served as Pharmacy Manager of True Quality Pharmacies, Inc. from August 1983 through August 1996, and as Staff
Pharmacist from Eastland Memorial Hospital from September 1994 to August 1996.

KEY EMPLOYEE

     NANCY J. PAPANERI, R.Ph., 47, has served as Northern Regional Manager since the Company's inception. Ms. Papaneri is currently a licensed pharmacist in New Mexico, Oklahoma, Texas, Virginia and Wisconsin. From August 1990 to March 1995, Ms. Papaneri served as Pharmacist for True Quality Pharmacies, Inc. From February

1976 to July 1990 Ms. Papaneri served in a variety of positions for Revco Drug Stores, Inc., including clerk, intern, pharmacist and manager.

THE BOARD OF DIRECTORS

     The Company's Articles of Incorporation and Bylaws provide for the division of the Board of Directors into three classes, each class consisting (as nearly as possible) of one-third of the whole. The term of office of one class of directors expires each year, with each class of directors being elected for a term of three years and until the shareholders elect their qualified successors. The Company's Bylaws provide that the Board of Directors by resolution from time to time may fix the number of directors that shall constitute the whole Board of Directors. The Board of Directors has set the number at seven and there are currently two vacancies.

EXECUTIVE COMPENSATION

     During 1996, no executive officer was paid compensation in excess of $100,000.

                             SUMMARY COMPENSATION TABLE

     The following table sets forth a summary of the compensation of the Company's President and Chief Operating Officer for services rendered in all capacities to the Company during the year ended December 31, 1996.

                                        ANNUAL COMPENSATION
                                  -------------------------------
        NAME                      YEAR       SALARY        BONUS
        ----                      ----       ------        -----
        Rick D. McCord            1996       $66,000      $25,334


                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

     The following table sets forth information with respect to the exercise of stock options during the year ended December 31, 1996, by the Company's President and Chief Operating Officer.

                            SHARES ACQUIRED
                              ON EXERCISE          VALUE
        NAME                      (#)             REALIZED
        ----                ---------------       --------
        Rick D. McCord           50,000           $225,000


DIRECTORS' COMPENSATION

     Directors who are not officers of the Company are to be paid $1,000 for each regularly scheduled Board of Directors meeting attended and $250 for each special Board of Directors meeting attended.

STOCK OPTION PLAN

     The Company's Board of Directors has approved the 1997 Stock Option Plan, subject to approval by the Company's shareholders. The description in this prospectus of the principal terms of the 1997 Stock Option Plan is a summary, does not purport to be complete, and is qualified in its entirety by the full text of the 1997 Stock Option Plan, a copy of which has been filed as an exhibit to the Registration Statement of which this prospectus is a part.

     Pursuant to the 1997 Stock Option Plan, employees and directors of the Company are eligible to receive awards of stock options. The 1997 Stock Option Plan provides for grants of "incentive stock options" ("ISO's") meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and "non-qualified stock options" ("NQSO's").

     Under the 1997 Stock Option Plan, the Company has reserved 200,000 shares of Common Stock for issuance of awards under the 1997 Stock Option Plan (subject to antidilution and similar adjustments).

     The 1997 Stock Option Plan will be administered by a Compensation Committee (the "Committee") composed of two or more directors of the Company who are "Non-Employee Directors" as such term is used in Rule 16b-3 promulgated under the Exchange Act. Subject to the provisions of the 1997 Stock Option Plan, the Committee will determine the type of award, when and to whom awards will be granted, the number of shares covered by each award and the terms, provisions and kind of consideration payable with respect to awards. The Committee may interpret the 1997 Stock Option Plan and may at any time adopt such rules and regulations therefor as it deems advisable. The Committee may, additionally, cancel or amend awards.

     In determining the persons to whom awards shall be granted and the number of shares covered by each award the Committee shall take into account the duties of the respective persons, their present and potential contribution to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purposes of the 1997 Stock Option Plan. Management intends to recommend to the Committee that upon completion of the Offering all of the shares subject to the 1997 Stock Option Plan be granted to the Company's current officers, directors and key employee identified in this prospectus, with exercise prices equal to $5.00 per share.

     An option may be granted on such terms and conditions as the Committee may approve, and generally may be exercised for a period of up to 10 years from the date of grant. Generally, both NQSO's and ISO's will be granted with an exercise price equal to the "Fair Market Value" (as defined in the 1997 Stock Option Plan) on the date of grant. In the case of ISO's, certain limitations will apply with respect to the aggregate value of option shares which can become exercisable for the first time during any one calendar year, and certain additional limitations will apply to ISO's granted to an employee who possesses more than 10% of the total combined voting power of all classes of stock of the Company. The Committee may provide for the payment of the option price in cash, by delivery of other Common Stock having a Fair Market Value equal to such option price, by a combination thereof or by such other manner as the Committee shall determine. Options granted under the 1997 Stock Option Plan will become exercisable at such times and under such conditions as the Committee shall determine. Options generally may not be exercised more than three months after an employee terminates employment with the Company.

     The Board may at any time and from time to time suspend, amend, modify or terminate the 1997 Stock Option Plan; provided, however, that, to the extent required by Rule 16b-3 promulgated under the Exchange Act or any other law, regulation or stock exchange rule, no such change shall be effective without the requisite approval of the Company's shareholders. In addition, no such change may adversely affect any award previously granted, except with the written consent of the grantee.

     No awards may be granted under the 1997 Stock Option Plan after the tenth anniversary of the approval of the 1997 Stock Option Plan.


EMPLOYMENT AGREEMENTS

     The Company has Employment Agreements with Rick D. McCord, R.Ph., Sy S. Shahid, David W. Frauhiger, Charlie K. Herr, R. Ph., Robert D. Mueller, R.Ph. and Nancy J. Papaneri, R.Ph. (each an "Employee" and collectively, the "Employees"). Each of these agreements runs for a term of three years and automatically renews for additional three year terms unless terminated by either the Company or the Employee. Under the respective agreements Mr. McCord will receive an annual salary of $120,000 and an annual bonus of $24,000; Mr. Shahid will receive an annual salary of $112,568 and an annual bonus of $22,514; Mr. Frauhiger will receive an annual salary of $107,667 and an annual bonus of $21,533; Messrs. Herr and Mueller will each receive an annual salary of $101,757 and an annual bonus of $20,351; and Ms. Papaneri will receive an annual salary of $80,136 and an annual bonus of $8,014. For a period of two years following the termination of an Employee, the Employee is prohibited from engaging in or assisting in any business which is identical, competitive with or comparable to, the Company's business within any area in which the employee rendered services to the Company.

Each agreement contains a provision prohibiting the Employee subsequent to termination of employment from disclosing to third parties proprietary information relating to the Company.


OFFICER AND DIRECTOR LIABILITY

     As permitted by the provisions of the Texas Act, the Company's Articles of Incorporation eliminate, in certain circumstances, the monetary liability of directors of the Company for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of a director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of Federal securities laws or limit the rights of the Company or its shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

     The Company's Articles of Incorporation provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the Texas Act. Under such provisions, any director or officer, who in his capacity as such, is made or threatened to be made, a party to any suit or proceeding, may be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company. The Articles and the Texas Act further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles of Incorporation, the Bylaws, any agreement, vote of shareholders or disinterested directors or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                             CERTAIN TRANSACTIONS

     All future transactions between the Company and its directors, officers, principal shareholders or affiliates will be on terms no less favorable to the Company than may be obtained from unaffiliated third parties, and any such transactions will be approved by a majority of disinterested directors of the Company.

                            PRINCIPAL SHAREHOLDERS

     The following table sets forth information as of April 14, 1997 assuming the proposed 2-for-1 stock split, and as adjusted to reflect the sale of the 900,000 shares of Common Stock offered hereby, concerning the beneficial ownership of Common Stock by each of the Company's directors, each executive officer named in the table under the heading "Management - Directors, Executive Officers and Key Employees," and all directors and executive officers of the Company as a group, and by each person who is known by the Company to own more than 5% of the outstanding shares of Common Stock.
Unless otherwise indicated, the beneficial owner has sole voting and investment power with respect to such stock.

                                                        Percent Beneficially Owned (1)
                                                        ------------------------------
    Name and Address
  of Beneficial Holder           Number of Shares     Before Offering     After Offering
  --------------------           ----------------     ---------------     --------------

Rick D. McCord, R.Ph.(2)             221,740              20.48%              11.19%

Charlie K. Herr, R.Ph.(2)            211,426              19.53%              10.67%

Sy S. Shahid(2)                      209,748              19.38%              10.58%

David W. Frauhiger(2)                 70,000               6.47%               3.53%

Robert D. Mueller, R.Ph.(2)           28,438               2.63%               1.43%

Directors and executive officers
 as a group (five persons)           741,352              68.49%              37.40%

-----------------
(1) Unless otherwise noted, the Company believes that each person named in the table has sole voting and investment power with respect to all shares beneficially owned by such person.
(2) Address is c/o HORIZON Pharmacies, Inc., 275 W. Princeton Drive, Princeton, Texas 75407.


                            DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company as approved by the Board of Directors and pending approval by the Company's shareholders shall consist of
(i) 14,000,000 shares of Common Stock, having a par value of $.01 per share, and (ii) 1,000,000 shares of Preferred Stock, having a par value of $.01 per share. Immediately prior to this Offering, 1,082,424 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued and outstanding. A total of 200,000 shares of Common Stock has been reserved for grants of options under the 1997 Stock Option Plan.


COMMON STOCK

     The holders of Common Stock are entitled to one vote for each share on all matters submitted to a vote of shareholders. There is no cumulative voting with respect to the election of directors. Accordingly, holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any then outstanding class of Preferred Stock, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared by the Board of Directors from time to time out of legally available funds. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets of the Company that are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of holders of any class of Preferred Stock then outstanding. The holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Company's Articles of Incorporation provide that the Company may issue from time to time up to 1,000,000 shares of Preferred Stock in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions thereof, as are determined by resolution of the Board of Directors of the Company. The issuance of Preferred Stock, while providing flexibility in connection with possible financing, acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Common Stock and, under certain circumstances, be used as a means of discouraging, delaying or preventing a change in control of the Company. Currently, the Company has no shares of Preferred Stock outstanding.


CERTAIN ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Articles of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder's best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

     CLASSIFIED BOARD. The Company's By-laws provide that (i) the Board of Directors is divided into three classes of as equal size as possible, (ii) the number of directors is to be fixed from time to time by the Board of Directors, and (iii) the term of office of each class expires in consecutive years so that each year only one class is elected. These provisions may render more difficult a change in control of the Company or the removal of incumbent management.

     NO SHAREHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Company's Articles of Incorporation provide that no action shall be taken by shareholders except at an annual or special meeting of shareholders, and prohibits action by written consent in of lieu of a meeting. The Company's Bylaws provide that, unless otherwise proscribed by law, special meetings of shareholders can only be held pursuant to a resolution of the Board of Directors.

     ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors as well as for other shareholder proposals to be considered at shareholders' meetings.

     Notice of shareholder proposals and director nominations must be timely given in writing to the Secretary of the Company prior to the meeting at which the matters are to be acted upon or Directors are to be elected. In all cases, to be timely, notice must be received at the principal offices of the Company not less than 40 days before the meeting, or, if on the day notice of the meeting is given to the shareholders less than 45 days remain until the meeting, (i) five days after notice is given but not less than five days prior to the meeting in the case of shareholder proposals, and (ii) 10 days after notice is given in the case of director nominations.

     Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director must contain all information about that person as would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a Director if so elected) and certain information about the shareholder proposing to nominate that person. Shareholder proposals must also include certain specified information.

     These limitations on shareholder proposals do not restrict a shareholder's right to include proposals in the Company's annual proxy materials pursuant to rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


TRANSFER AGENT

     The transfer agent for the Common Stock is American Securities Transfer,
Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this Offering, there has been no public market for the Company's Common Stock. Sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock.

     Upon completion of the Offering, the Company will have outstanding 1,982,424 shares of Common Stock. Of these shares all of the 900,000 shares sold in the Offering (assuming no exercise of the Underwriters' over-allotment option) will be transferable without restriction or further registration under the Securities Act, unless they are held by "affiliates" of the Company within the meaning of Rule 144 promulgated under the Securities Act. Of the remaining shares held by existing shareholders, 328,426 shares are "restricted shares" ("Restricted Shares") within the meaning of amendments to Rule 144 which become effective April 29, 1997, and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom under Rules 144 and 701, and 753,994 shares are eligible for sale without restriction or further registration under Rule 144(k), unless they are held by "affiliates" of the Company or subject to a "lock-up" agreement summarized below.

     Of the Restricted Shares held by existing shareholders, 100,006 shares will be eligible for sale without restriction or further registration on September 8, 1997, unless they are held by "affiliates" of the Company or subject to a "lock-up" agreement summarized below. The remaining 228,424 Restricted Shares will be eligible for sale without restriction or further registration on various dates in the fourth quarter of 1997, subject to the volume limitations of Rule 144.

     In general, under amendments to Rule 144 which become effective April 29, 1997, any person (or persons whose shares are aggregated for purposes of Rule 144) who beneficially owns Restricted Shares with respect to which at least one year has elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell, within any three month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions and notice requirements, and to the availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within 90 days prior to sale and who beneficially owns Restricted Shares with respect to which at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company, is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

     The Company can make no prediction as to the effect, if any, that sales of shares of Common Stock or the availability of shares for sale will have on the market price of Common Stock. Nevertheless, sales of significant amounts of Common Stock could adversely affect the prevailing market price of Common Stock, as well as impair the ability of the Company to raise capital through the issuance of additional equity securities. Prior to this Offering, there has been no trading market for the Common Stock. The Company anticipates that the trading market in the Common Stock, if any, will be limited based upon the number of shares currently outstanding and anticipated to be sold in this Offering.

     As of the date of this prospectus, the Company had reserved an aggregate of 200,000 shares of Common Stock for issuance pursuant to the Option Plan, and no options to purchase shares were outstanding under the 1997 Stock Option Plan. As soon as practicable following the Offering, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under the Option Plan. Such registration statement will automatically become effective immediately upon filing.

                                 UNDERWRITING

     Each of the underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The nature of the obligations of the Underwriters is such that if any of such shares are purchased, all must be purchased.


              Name                Number of Shares
              ----                ----------------

              Capital West

              Total                   900,000


     The Underwriters have advised the Company that they propose initially to offer the shares of Common Stock offered hereby to the public at the price to public set forth on the cover page of this prospectus. The Underwriters may allow a concession to selected dealers who are members of the National Association of Securities Dealers, Inc. ("NASD") not in excess of $
per share, and the Underwriters may allow, and such dealers may reallow, to
members of the NASD a concession not in excess of $        per share. After
the public offering, the price to public, the concession and the reallowance may be changed by the Underwriters.

     Capital West, one of the Underwriters, was first registered as a broker-dealer in May 1995. Capital West has participated in only six public equity offerings as an underwriter, although certain of its employees have had experience in underwriting public offerings while employed by other broker-dealers. Prospective purchasers of the securities offered hereby should consider Capital West's limited underwriting experience in evaluating this Offering.

     The Company has granted an option to the Underwriters, exercisable within 45 business days after the date of this prospectus, to purchase up to an aggregate of 135,000 additional shares of Common Stock, at the initial price to public, less the underwriting discount, set forth on the cover page of this prospectus. The Underwriters may exercise the option only for the purpose of covering over-allotments . To the extent that the Underwriters exercise such option, each Underwriter will be committed, subject to certain conditions, to purchase from the Company on a pro rata basis that number of additional shares of Common Stock which is proportionate to such Underwriters' initial commitment.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed to pay to the Underwriters a nonaccountable expense allowance of 3% of the gross proceeds derived from the sale of the shares of Common Stock underwritten (including the sale of any shares of Common Stock subject to the Underwriters' over-allotment option), $45,000 of which has been paid as of the date of this prospectus. The Company also has agreed to pay all expenses in connection with qualifying the Common Stock offered hereby for sale under the laws of such states as the Underwriters may designate, including filing fees and fees and expenses of counsel retained for such purposes by the Underwriters and registering the Offering with the NASD.

     In connection with this Offering, the Company has agreed to sell to the Underwriters, for a price of $.001 per warrant, warrants (the "Underwriters' Warrants") to purchase shares of Common Stock equal to 10% of the total number of shares sold pursuant to this Offering, excluding shares subject to the over-allotment option. The Underwriters' Warrants are exercisable at a price equal to 120% of the initial public offering price ($6.00 assuming an initial public offering price of $5.00 per share) for a period of four years commencing one year from the date of this prospectus (the "Exercise Period").
 The Underwriters' Warrants grant to the holders thereof, with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Underwriters' Warrants, one demand registration right during the Exercise Period, as well as piggyback registration rights at any time. The Company and its executive officers and directors have agreed that for a period of 24 months after the date of this prospectus, they will not offer, sell or otherwise dispose of any shares of Common Stock beneficially owned or controlled by them (including subsequently acquired shares) without the prior written consent of Capital West which consent shall not be unreasonably withheld.

     At the Company's request, the Underwriters have reserved up to 45,000 shares of Common Stock (the "Directed Shares") for sale at the public offering price to approximately 20 persons who are directors, officers or employees of, or otherwise associated with, the Company and who have advised the Company of their desire to participate in its future growth. Each director and executive officer who is a purchaser of Directed Shares will be required to agree to restrictions on resale similar to those described in the immediately preceding paragraph. However the Underwriters are not obligated to sell any shares to any such persons. The number of shares of Common Stock available for sale to the general public will be reduced to the extent of sales of Directed Shares to any of the persons for whom they have been reserved. Any shares not so purchased will be offered by the Underwriters on the same basis as all other shares offered hereby.

     Prior to this Offering, there has been no market for the Common Stock and there can be no assurance that a regular trading market will develop upon the completion of this Offering. The initial public offering price was determined by negotiations between the Company and the Underwriters. The primary factors considered in determining such offering price included the history of and prospects for the Company's business and the industry in which the Company competes, market valuation of comparable companies, market conditions for public offerings, the prospects for future earnings of the Company, an assessment of the Company's management, the general condition of the securities markets, the demand for similar securities of comparable companies and other relevant factors.

     The Underwriters have advised the Company that the Underwriters do not expect any sales by the Underwriters to accounts over which they exercise discretionary authority.


                                  LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby has been passed upon for the Company by Phillips McFall McCaffrey McVay & Murrah, P.C., Oklahoma City, Oklahoma. Robertson & Williams, Inc. of Oklahoma City, Oklahoma, has served as counsel to the Underwriters in connection with this Offering.


                                    EXPERTS

     The financial statements of HORIZON Pharmacies, Inc. at December 31, 1996, and for the year then ended, appearing in this prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, and for the year ended December 31, 1995, by Herold, Howard & Madsen P.C., independent auditors, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

     The statements of operating revenues and direct operating expenses of the Farmington Store Acquisition for the year ended December 31, 1995 and the period from January 1, 1996 to April 26, 1996 and of the Vista Store Acquisition for each of the two years in the period ended December 31, 1996, appearing in this prospectus and Registration Statement have been audited by Herold, Howard & Madsen P.C., independent auditors as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has not previously been subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. The Company has filed a Registration Statement on Form SB-2 (the "Registration Statement") with the Commission under the Securities Act with respect to the Common Stock offered hereby.

As permitted by the rules and regulations of the Commission, this prospectus does not contain all of the information set forth in the Registration Statement and in the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus concerning the provisions of documents filed with the Registration Statement as exhibits and schedules are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied upon payment of the charges prescribed by the Commission at the Public Reference Room of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

                   INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF HORIZON PHARMACIES, INC...........................  F-2
     Report of Independent Auditors.......................................  F-3
     Independent Auditor's Report ........................................  F-4
     Balance Sheet at December 31, 1996...................................  F-5
     Statements of Income for the years ended December 31, 1995 and 1996.. F-7 Statements of Shareholders'Equity for the years ended December 31,
       1995 and 1996......................................................  F-8
     Statements of Cash Flows for the years ended December 31, 1995 and 1996...........................................................  F-9
     Notes to Financial Statements........................................ F-11

FINANCIAL STATEMENTS OF MESA DRUG, INC. -- FARMINGTON STORE............... F-16
     Report of Independent Auditors....................................... F-17
     Statements of Operating Revenues and Direct Operating Expenses
       for the year ended December 31, 1995 and the period from
       January 1, 1996 to April 26, 1996.................................. F-18
     Notes to Financial Statements........................................ F-19

FINANCIAL STATEMENTS OF TRUE QUALITY PHARMACIES, INC. -- VISTAS........... F-20
     Report of Independent Auditors....................................... F-21
     Statements of Operating Revenues and Direct Operating Expenses
       for the years ended December 31, 1995 and 1996..................... F-22
     Combined Statement of Net Assets Sold as of March 6, 1997............ F-23
     Notes to Financial Statements........................................ F-24

                           FINANCIAL STATEMENTS

                      HORIZON PHARMACIES, INC.

               YEARS ENDED DECEMBER 31, 1995 AND 1996
                WITH REPORTS OF INDEPENDENT AUDITORS

                        Report of Independent Auditors

The Board of Directors and Shareholders
HORIZON Pharmacies, Inc.

We have audited the accompanying balance sheet of HORIZON Pharmacies, Inc. (an S corporation) as of December 31, 1996, and the related statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HORIZON Pharmacies, Inc. at December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Oklahoma City, Oklahoma
April 4, 1997,
except for the fourth paragraph of Note 6, as to which the date is April __, 1997

The foregoing report is in the form that will be signed upon completion of the reorganization of the capital accounts of the Company as described in the fourth paragraph of Note 6 to the accompanying financial statements.

                                       ERNST & YOUNG LLP


Oklahoma City, Oklahoma
April 15, 1997

To the Board of Directors and Shareholders
HORIZON Pharmacies, Inc.

                         INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statements of income, shareholders' equity and cash flows of HORIZON Pharmacies, Inc. for the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of HORIZON Pharmacies, Inc. for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Dallas, Texas
April 24, 1996
except for the fourth paragraph of Note 6, as to which the date is April __, 1997


The foregoing report is in the form that will be signed upon completion of the reorganization of the capital accounts of the Company as described in the fourth paragraph of Note 6 to the accompanying financial statements.


Herold, Howard & Madsen, P.C.


Dallas, Texas
April 15, 1997

                         HORIZON Pharmacies, Inc.

                               Balance Sheet


                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  ------------
ASSETS (NOTES 3 AND 4)
Current assets:
  Cash                                                                            $  153,260
  Accounts receivable, net of allowance for uncollectible accounts of $20,000:
    Third-party providers                                                          1,047,348
    Others                                                                           412,709
  Inventories, at the lower of specific identification cost or market              3,290,717
  Prepaid expenses                                                                    31,071
                                                                                  ----------
Total current assets                                                               4,935,105
Property, equipment and capital lease assets:
  Property and equipment, at cost:
    Land                                                                              10,000
    Building                                                                         193,220
    Equipment                                                                        410,162
                                                                                  ----------
                                                                                     613,382
  Less accumulated depreciation                                                       67,253
                                                                                  ----------
  Property and equipment, net                                                        546,129
  Equipment under capital leases                                                     158,339
  Less accumulated amortization                                                       33,884
                                                                                  ----------
  Equipment under capital leases, net                                                124,455
                                                                                  ----------
Property, equipment and capital lease assets, net                                    670,584
Intangibles, at cost (Note 2):
  Noncompete covenants                                                               146,788
  Customer lists                                                                     211,605
  Goodwill                                                                           814,107
                                                                                  ----------
                                                                                   1,172,500
  Less accumulated amortization                                                      189,417
                                                                                  ----------
Intangibles, net                                                                     983,083
                                                                                  ----------
                                                                                  $6,588,772
                                                                                  ----------
                                                                                  ----------

(CONTINUED ON FOLLOWING PAGE)

                          HORIZON Pharmacies, Inc.

                                                                                  DECEMBER 31,
                                                                                      1996
                                                                                  ------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Bank overdraft                                                                  $  247,759
  Accounts payable                                                                 1,491,789
  Accrued liabilities                                                                161,365
  Notes payable (NOTE 3)                                                           1,215,000
  Current portion of long-term debt (NOTE 4)                                         228,759
  Current obligations under capital leases (NOTE 5)                                   27,400
                                                                                  ----------
Total current liabilities                                                          3,372,072


Long-term debt (NOTE 4)                                                            1,363,858


Obligations under capital leases (NOTE 5)                                            102,769


Commitments (NOTES 5 AND 7)


Shareholders' equity (NOTE 6):
  Preferred stock, $.01 par value, authorized 1,000,000 shares; none issued
  Common stock, $.01 par value, authorized 14,000,000 shares;
   issued 1,082,424 shares                                                            10,824
  Additional paid-in capital                                                       1,760,303
  Accumulated deficit                                                                (21,054)
                                                                                  ----------
Total shareholders' equity                                                         1,750,073
                                                                                  ----------
                                                                                  $6,588,772
                                                                                  ----------
                                                                                  ----------


SEE ACCOMPANYING NOTES.

                          HORIZON Pharmacies, Inc.

                            Statements of Income

                                                        YEAR ENDED DECEMBER 31,
                                                          1995         1996
                                                       ------------------------

Net sales:
 Prescription drugs                                    $5,235,246  $ 10,710,586
 Other                                                  1,034,335     2,425,733
                                                       ------------------------
Total net sales                                         6,269,581    13,136,319

Costs and expenses:
 Cost of sales:
  Prescription drugs                                    3,735,292     7,587,696
  Other                                                   636,515     1,354,009
 Depreciation and amortization:
  Property, equipment and capital lease assets             32,305        64,058
  Intangibles                                              67,412       107,749
 Selling, general and administrative expenses           1,519,439     3,471,370
                                                       ------------------------
Total costs and expenses                                5,990,963    12,584,882
                                                       ------------------------
Income from operations                                    278,618       551,437

Other income (expense):
 Interest and other income                                  6,839         3,683
 Interest expense                                        (109,828)     (252,767)
                                                       ------------------------
Total other income (expense)                             (102,989)     (249,084)
                                                       ------------------------
Net income                                             $  175,629   $   302,353
                                                       ------------------------
                                                       ------------------------

SEE ACCOMPANYING NOTES.

                           HORIZON Pharmacies, Inc.

                Statements of Shareholders' Equity (NOTE 6)

                                                                       Retained
                                       Common Stock      Additional    Earnings       Total
                                    -------------------    Paid-in   (Accumulated  Shareholders'
                                      Shares    Amount     Capital      Deficit)      Equity
                                    ------------------------------------------------------------
Balance at December 31, 1994          554,482   $ 5,545   $  672,178   $  14,464    $  692,187
Sale of common stock                  355,518     3,555      743,609          --       747,164
Redemption of common stock
 for debt                             (56,000)     (560)     (75,320)         --       (75,880)
Net income                                 --        --           --     175,629       175,629
Distributions to shareholders              --        --           --    (260,000)     (260,000)
                                    ----------------------------------------------------------
Balance at December 31, 1995          854,000     8,540    1,340,467     (69,907)    1,279,100

Sale of common stock                   64,424       644      321,476          --       322,120
Exercise of common stock options      160,000     1,600       78,400          --        80,000
Issuance of common stock to reduce
 long-term debt                         4,000        40       19,960          --        20,000
Net income                                 --        --           --     302,353       302,353
Distributions to shareholders              --        --           --    (253,500)     (253,500)
                                    ----------------------------------------------------------
Balance at December 31, 1996        1,082,424   $10,824   $1,760,303   $ (21,054)   $1,750,073
                                    ----------------------------------------------------------
                                    ----------------------------------------------------------

SEE ACCOMPANYING NOTES.

                            HORIZON Pharmacies, Inc.

                            Statements of Cash Flows



                                                  YEAR ENDED DECEMBER 31,
                                                   1995            1996
                                               ---------------------------
OPERATING ACTIVITIES
Net income                                     $   175,629     $   302,353
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
      Depreciation and amortization of
        property, equipment and capital
        lease assets                                32,305          64,058
      Amortization of intangibles                   67,412         107,749
      Provision for uncollectible
        accounts receivable                         19,876          21,241
      Changes in operating assets and
        liabilities, net of acquisitions
        of businesses:
            Accounts receivable                   (415,094)       (847,494)
            Inventories                           (199,330)       (716,553)
            Prepaid expenses                       (27,495)          4,302
            Bank overdraft                         130,830         116,929
            Accounts payable                       477,990         888,348
            Accrued liabilities                     25,396         108,523
                                               ---------------------------
Total adjustments                                  111,890        (252,897)
                                               ---------------------------
Net cash provided by operating activities          287,519          49,456

INVESTING ACTIVITIES
Purchases of property and equipment                (33,129)       (156,625)
Acquisitions of businesses:
      Accounts receivable and other                (24,967)          1,793
      Inventories                                 (801,000)     (1,014,247)
      Property and equipment                      (140,000)        (85,000)
      Intangibles                                 (638,000)       (165,000)
                                               ---------------------------
                                                (1,603,967)     (1,262,454)

Less portion financed with debt:
      Notes payable                                400,000         639,465
      Long-term debt                               658,967         622,989
                                               ---------------------------
                                                 1,058,967       1,262,454
                                               ---------------------------
                                                  (545,000)              -
                                               ---------------------------
Net cash used in investing activities             (578,129)       (156,625)


(CONTINUED ON FOLLOWING PAGE)

                            HORIZON Pharmacies, Inc.

                                                  YEAR ENDED DECEMBER 31,
                                                   1995            1996
                                               ---------------------------
FINANCING ACTIVITIES
Borrowings on notes payable                    $         -     $   210,535
Borrowings on long-term debt                        24,120               -
Principal payments on notes payable                      -         (35,000)
Principal payments on long-term debt              (128,869)       (180,643)
Principal payments on obligations
  under capital leases                              (5,562)        (18,716)
Proceeds from sale of stock                        747,164         402,120
Distributions to shareholders                     (260,000)       (253,500)
                                               ---------------------------
Net cash provided by financing activities          376,853         124,796
                                               ---------------------------
Net increase in cash                                86,243          17,627
Cash at beginning of year                           49,390         135,633
                                               ---------------------------
Cash at end of year                            $   135,633     $   153,260
                                               ---------------------------
                                               ---------------------------

SUPPLEMENTAL DISCLOSURE OF INTEREST PAID       $   106,828     $   240,767


NONCASH INVESTING AND FINANCING ACTIVITIES
Additions to property and equipment
  for long-term debt                           $         -     $   150,000
Equipment leased under capital leases               32,692          88,208
Issuance of common stock to reduce
  long-term debt                                         -          20,000
Redemption of common stock for long-term
  debt, excluding cash proceeds of $24,120          75,880               -


SEE ACCOMPANYING NOTES.

                         HORIZON Pharmacies, Inc.

                      Notes to Financial Statements

                        December 31, 1995 and 1996


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

HORIZON Pharmacies, Inc., a Texas corporation (the "Company"), was organized on August 31, 1992. During the period from inception (August 31, 1992) to February 27, 1994, the Company had no operations (NOTE 2).

NATURE OF OPERATIONS

The Company owns and operates eleven retail pharmacies located in five states (NOTE 2). Purchases from the Company's largest supplier amounted to $3,356,215 in 1995 and $8,077,406 in 1996. Accounts payable to this supplier totaled $1,001,023 at December 31, 1996. Notes payable to this supplier were $1,215,000 at December 31, 1996 (NOTE 3).

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Accounts receivable are unsecured and consist principally of receivables from third-party providers (insurance companies and government agencies) under third-party payment plans. Certain of these receivables are recorded net of any allowances provided under the respective plans. Since payments due from certain third-party payers are sensitive to payment criteria changes and legislative actions, the allowance is reviewed continually and adjusted for accounts deemed uncollectible by management.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

ADVERTISING

Advertising costs are charged to expense as incurred and amounted to $35,962 in 1995 and $84,057 in 1996.

DEPRECIATION AND AMORTIZATION

Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. Amortization of equipment under capital leases is provided on a straight-line basis over the estimated useful lives of the equipment or over the terms of the leases, whichever is shorter. Amortization of intangibles, including noncompete covenants, customer lists and goodwill are being amortized using the straight-line method over 2 to 7 years, 5 years and 20 years, respectively.

The Company reviews each store for impairment of intangibles annually, based upon expectations of undiscounted future cash flows.

                            HORIZON Pharmacies, Inc.

1.  SUMMARY OF SIGNIFICANT ACCOUNT POLICIES (CONTINUED)

FAIR VALUES OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     NOTES PAYABLE: The carrying amount reported in the balance sheet for variable-rate notes payable approximates its fair value.

     LONG-TERM DEBT: The carrying amount reported in the balance sheet for variable-rate long-term debt approximates its fair value. The fair values of the Company's fixed-rate long-term debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 1996, the fair value of the Company's long-term debt was approximately $1,614,000.

INCOME TAXES

No provisions for income taxes have been included in the accompanying financial statements as income taxes, if any, are payable by the shareholders under provisions of subchapter S of the Internal Revenue Code. At December 31, 1996, the net bases of assets and liabilities for financial reporting purposes exceeds such bases for tax purposes by $427,000.

2.  ACQUISITIONS

At December 31, 1996, the Company operates eleven conventional, freestanding retail pharmacies, all of which were acquired from third parties in purchase transactions beginning February 27, 1994. Such acquisitions have each been structured as asset purchases and generally have included inventories, store fixtures and the assumption of store operating lease arrangements (NOTE 5). The acquisitions generally have been financed by debt to the sellers and/or an inventory supplier (NOTES 3 AND 4). A summary of acquisitions follows:

                                               ASSETS ACQUIRED
            STORE       PURCHASE    ------------------------------------      DEBT
YEAR     OPERATIONS       PRICE     INVENTORIES    INTANGIBLES    OTHER     INCURRED
--------------------------------------------------------------------------------------
1994         3        $  944,201    $  506,680      $369,500    $ 68,021   $  368,080

1995         4         1,603,967       801,000       638,000     164,967    1,058,967

1996         4         1,262,454     1,014,247       165,000      83,207    1,262,454

The following unaudited pro forma results of operations data gives effect to the acquisitions completed in 1995 and 1996 as if the transactions had been consummated as of January 1, 1995 and 1996. The unaudited pro forma results of operations data is presented for illustrative purposes and is not necessarily indicative of the actual results that would have occurred had the acquisitions been consummated as of January 1, 1995 or 1996, respectively, or of future results of operations. The data reflects adjustments for amortization of intangibles resulting from the purchases and incremental interest expense resulting from borrowings to fund the acquisitions.

                          HORIZON Pharmacies, Inc.

2.  ACQUISITIONS (CONTINUED)


                                                 YEAR ENDED DECEMBER 31,
                                                  1995             1996
                                              -----------------------------
     Unaudited pro forma information:
       Net sales                              $16,177,000       $17,904,000
                                              -----------------------------
                                              -----------------------------
       Net income                             $   186,000       $   432,000
                                              -----------------------------
                                              -----------------------------

In March 1997, the Company acquired three retail pharmacies in a purchase transaction. The total purchase price of $998,642 was allocated to inventories ($482,260), property and equipment ($60,000), intangibles ($390,000) and other assets ($66,382). The purchase was financed by an advance by a shareholder of $100,000 and the issuance of a 8.5% note payable to the seller for $898,642. The note is secured by the assets acquired and guarantees by certain shareholders and is due in varying installments until December 25, 1997.

3.  NOTES PAYABLE

In October 1996, the Company entered into a Loan Agreement under the terms of which a supplier committed until May 17, 1997 to loan to the Company a maximum of $1,500,000 ($800,000 under Note A and $700,000 under Note B) to be used to acquire specified operating assets of retail pharmacies. Borrowings under the facility are secured by certain accounts receivable, inventories, property and equipment, and guarantees by certain shareholders. The Loan Agreement contains various covenants which limit, among other things, the Company's ability to incur additional debt, redeem common stock, enter into certain transactions with affiliates, pay dividends and sell assets. The Company is also required to meet a specified debt to equity ratio.

Notes payable consist of the following at December 31, 1996:

      Note A due on demand or on May 17, 1997, plus interest at a specified
       bank's prime rate plus 2% (10.25% at December 31, 1996)                   $  550,000
      Note B due on demand or in monthly installments of $11,667 until
       September 10, 2001, plus interest at a specified bank's prime rate plus
        2% (10.25% at December 31, 1996)                                            665,000
                                                                                 ----------
                                                                                 $1,215,000
                                                                                 ----------
                                                                                 ----------

                            HORIZON Pharmacies, Inc.

4.   LONG-TERM DEBT

Long-term debt consists of the following at December 31, 1996:


     Note payable to former shareholder, due on
       March 1, 1998, interest at New York prime
       plus 4% (12.25% at December 31, 1996)                     $  100,000
     Installment notes due in varying installments
       (totaling $29,524 per month, as of December 31,
       1996) including interest at rates ranging
       from 8% to 10.25% and maturing on various dates
       from November 1999 to June 2011                            1,492,617
                                                                 ----------
                                                                  1,592,617
     Less current portion of long-term debt                         228,759
                                                                 ----------
     Long-term debt                                              $1,363,858
                                                                 ----------
                                                                 ----------

Long-term debt is secured by certain accounts receivable, inventories and property and equipment. Certain long-term debt is secured by guarantees of certain shareholders.

Long-term debt maturing during the five years subsequent to 1996 is as follows: 1997 $228,759; 1998 $350,622; 1999 $271,305; 2000 $227,585 and 2001
$207,657.


5.   LEASES

The Company leases all of its retail store facilities under noncancelable operating leases, many of which expire within eight years. These leases require the Company to pay for taxes, maintenance and insurance and contain renewal options, certain of which involve rent increases. Rent expense was $100,725 in 1995 and $195,609 in 1996.

The Company leases most of its retail store pharmacy computer equipment under capital lease agreements which expire from 1999 to 2001.

At December 31, 1996, the future minimum lease payments under operating and capital leases are as follows:

                                 OPERATING             CAPITAL
     YEAR                         LEASES               LEASES
     ----------------------------------------------------------
     1997                        $203,951              $ 41,847
     1998                         164,309                41,847
     1999                          97,697                37,535
     2000                          77,596                27,605
     2001                          38,985                18,201
                                 ------------------------------
     Total                       $582,538               167,035
                                 --------
                                 --------
Less amount representing interest                        36,866
                                                       --------
Net present values                                      130,169
Current obligations under capital leases                 27,400
                                                       --------
Obligations under capital leases                       $102,769
                                                       --------
                                                       --------

                           HORIZON Pharmacies, Inc.

6.   SHAREHOLDERS' EQUITY

During 1995, the Company sold 255,512 and 100,006 shares of common stock at $1.75 and $3.00 per share, respectively. In addition, the Company redeemed 56,000 shares of common stock at $1.36 per share and received cash of $24,120 in exchange for a note payable (Note 4).

During 1996, the Company issued 160,000 shares of common stock at $.50 per share relating to the exercise of all stock options granted to the officers and founders of the Company in 1994. Additionally, the Company sold 64,424 shares of common stock at $5.00 per share. The Company also issued 4,000 shares of common stock at $5 per share in exchange for a $20,000 reduction in long-term debt.

In March 1997, the Board of Directors and shareholders approved The 1997 Stock Option Plan (the "Plan"). Options for up to 200,000 shares of common stock may be granted until March 2007 to key employees and directors at prices equal to the fair market values (as specified in the Plan) on the dates the options are granted. Except as provided in the option agreements, options are exercisable at any time during a ten-year term. No options have been granted to date.

In April 1997, the Board of Directors of the Company approved a two-for-one split of the Company's common stock. The split and an amendment to the Company's articles of incorporation to change the authorized capitalization from 1,000,000 shares of $1 par common stock to 14,000,000 shares of $.01 par common stock and 1,000,000 shares of $.01 par preferred stock were approved by the shareholders on April __, 1997. The Board of Directors has the authority to issue preferred stock in one or more classes or series and to fix from time to time the number of shares to be included in each such class or series and the designations, preferences, qualifications, limitations, restrictions and rights of the shares of each such class or series. The effects of the stock split and recapitalization have been reflected retroactively in the accompanying financial statements.


7.   COMMITMENTS

The Company has employment agreements with certain store managers. In addition to base salaries, the agreements provide for bonuses based on specified earnings goals. Bonuses charged to expense were $23,879 in 1995 and $61,265 in 1996.

The Company has entered into employment agreements with six officers and key employees of the Company, effective June 1, 1997. These agreements are for three-year terms with renewal options of three years and provide for annual base salaries, totaling approximately $624,000 annually, as well as incentive bonuses totaling approximately $117,000 annually.


8.   EMPLOYEE BENEFIT PLAN

Effective January 1, 1996, the Company adopted a profit sharing plan for certain full-time employees. Each participant in the plan may contribute by payroll deduction up to 15% of their earnings. The Company may make matching contributions of a portion of each participant's contribution up to 6% of their earnings. The Company may also make a profit sharing contribution. No matching or profit sharing contributions were made in 1996.

                              FINANCIAL STATEMENTS

                       MESA DRUG, INC. - FARMINGTON STORE

                   YEAR ENDED DECEMBER 31, 1995 AND THE PERIOD
                     FROM JANUARY 1, 1996 TO APRIL 26, 1996

                       WITH REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
HORIZON Pharmacies, Inc.



                         Report of Independent Auditors


We have audited the accompanying statements of operating revenues and direct operating expenses for Mesa Drug, Inc. - Farmington Store for the year ended December 31, 1995 and the period from January 1, 1996 to April 26, 1996. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of Mesa Drug, Inc. - Farmington Store.

In our opinion, the statements referred to above present fairly, in all material respects, the operating revenues and direct operating expenses of Mesa Drug, Inc. - Farmington Store for the year ended December 31, 1995 and the period from January 1, 1996 to April 26, 1996.



Herold, Howard & Madsen, P.C.

Dallas, Texas
March 28, 1997

                     MESA DRUG, INC. - FARMINGTON STORE

       STATEMENTS OF OPERATING REVENUES AND DIRECT OPERATING EXPENSES

                                    YEAR ENDED     PERIOD FROM JANUARY 1, 1996
                                DECEMBER 31, 1995       TO APRIL 26, 1996
                                -----------------  ---------------------------

Sales - RX                          $2,342,399             $  914,834

Sales - Other                        1,265,463                332,156
                                    ----------             ----------
Total Sales                          3,607,862              1,246,990

Cost of Goods Sold                   2,357,352                826,053
                                    ----------             ----------
Gross Profit                         1,250,510                420,937

Operating expenses:

Professional fees                       64,122                 16,940
Advertising                             25,614                  6,148
Bad debts                                4,215                     --
Rent                                    60,696                 22,843
Security                                 1,163                    639
Dues & Subscriptions                    10,227                  3,232
Repairs/Maintenance                      8,724                  4,760
Meals & Entertainment                    4,185                  3,614
Insurance                               51,624                  5,715
Janitorial                               2,041                    718
Miscellaneous                            4,279                    367
Office supplies                         35,855                 10,502
Supplies                                64,263                 24,781
Taxes                                   54,329                 18,190
Telephone                               32,260                  7,924
Travel                                   3,622                     80
Utilities                               21,969                  7,473
Wages                                  518,458                160,606
Auto expenses                           23,172                  4,273
Uniforms                                   385                     --
Royalties                                7,393                     --
                                    ----------             ----------
Total operating expenses               998,596                298,805
                                    ----------             ----------
Operating profit                    $  251,914             $  122,132
                                    ----------             ----------
                                    ----------             ----------


See accompanying notes.

Mesa Drug, Inc. - Farmington Store
Notes to the Financial Statements
Year Ended December 31, 1995 and
Period from January 1, 1996 to April 26, 1996


1.  Summary of Significant Accounting Policies

Basis of Presentation

Mesa Drug, Inc. owns and operates retail pharmacies located in New Mexico. The financial statements presented include only the operations of the retail pharmacy located in Farmington, New Mexico for the year ended December 31, 1995 and the period from January 1, 1996 to April 26, 1996.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting and accordingly reflect revenues at the time products are sold or services are rendered. Expenses are recognized when the products are received or the services are performed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

                            FINANCIAL STATEMENTS

                   TRUE QUALITY PHARMACIES, INC. - VISTAS

                   YEARS ENDED DECEMBER 31, 1995 AND 1996

                     WITH REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
HORIZON Pharmacies, Inc.



                         Report of Independent Auditors


We have audited the accompanying combined statements of operating revenues and direct operating expenses for True Quality Pharmacies, Inc. - Vistas for the years ended December 31, 1995 and 1996 and the Combined Statement of Net Assets Sold as of March 6, 1997. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the accompanying statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accompanying statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses nor the financial position of True Quality Pharmacies, Inc. - Vistas.

In our opinion, the statements referred to above present fairly, in all material respects, the combined operating revenues and direct operating expenses of True Quality Pharmacies, Inc. - Vistas for the years ended December 31, 1995 and 1996 and the net assets sold as of March 6, 1997.



Herold, Howard & Madsen, P.C.

Dallas, Texas
March 28, 1997

                  TRUE QUALITY PHARMACIES, INC. - VISTAS

   COMBINED STATEMENTS OF OPERATING REVENUES AND DIRECT OPERATING EXPENSES



                                             YEAR ENDED DECEMBER 31,
                                            -------------------------
                                               1995           1996
                                            ----------     ----------
Sales - RX                                  $3,628,467     $3,726,405
Sales - Other                                  522,814        502,766
                                            ----------     ----------

Total Sales                                  4,151,281      4,229,171

Cost of Goods Sold                           2,900,035      3,021,070
                                            ----------     ----------

Gross Profit                                 1,251,246      1,208,101

Operating expenses:

Inventory services                               2,615          5,685
Commissions                                         --            600
Delivery                                         6,113          6,105
Advertising                                     40,118         29,167
Bank charges                                     3,201          3,269
Bad debt expense                                14,878          5,274
Data processing                                 24,519         25,250
Rent                                            53,975         52,743
Credit card charges                              2,062          2,211
Dues & Subscriptions                             3,279          2,868
Repairs/Maintenance                              9,669         12,953
Meals & Entertainment                              459            531
Insurance                                       44,382         39,804
Professional fees                               25,895         26,876
Miscellaneous                                    1,465          1,875
Office supplies                                  3,658          4,002
Postage                                          2,630         17,924
Supplies                                         4,069          2,411
Taxes/Licenses                                  35,383         50,130
Telephone                                       14,012         15,227
Travel                                           2,181          2,728
Utilities                                       17,198         17,523
Wages                                          431,504        434,817
Accounts receivable fee                         10,322         12,180
Vials and labels                                12,602         12,146
                                            ----------     ----------

Total Operating expenses                       766,189        784,299
                                            ----------     ----------

Operating profit                            $  485,057     $  423,802
                                            ----------     ----------
                                            ----------     ----------

SEE ACCOMPANYING NOTES.

      TRUE QUALITY PHARMACIES, INC. - VISTAS
      COMBINED STATEMENT OF NET ASSETS SOLD

                                         MARCH 6,
                                          1997
                                         --------
ASSETS SOLD
Current assets:
  Accounts receivable, net               $ 66,494
  Inventories, at cost                    482,260
                                         --------
Total current assets                      548,754

Equipment, at cost                        112,952
Less accumulated depreciation              94,893
                                         --------
Equipment, net                             18,059
                                         --------
Total assets sold                         566,813

Liabilities assumed                            --
                                         --------
Net assets sold                          $566,813
                                         --------
                                         --------
SEE ACCOMPANYING NOTES.

True Quality Pharmacies, Inc. - Vistas
Notes to the Financial Statements
As of March 6, 1997 and the
years ended December 31, 1995 and
December 31, 1996



1.   Summary of Significant Accounting Policies

Basis of Presentation

True Quality Pharmacies, Inc. owns and operates retail pharmacies located in Texas, Oklahoma and Kansas. The financial statements presented include the operations of the retail pharmacies operating as Vistas and located in Mineola, Mt. Vernon and McKinney, Texas for the years ended December 31, 1995 and 1996 on a combined basis and their combined net assets sold as of March 6, 1997, prior to the sale of such assets to HORIZON Pharmacies, Inc.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting and accordingly reflect revenues at the time products are sold or services are rendered. Expenses are recognized when the products are received or the services are performed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

========================================================================
     No dealer, sales representative or any other person has been authorized to give any information or to make any representations in connection with this Offering other than those contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates or an offer, to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to the date hereof.

                  ----------------------------

                        TABLE OF CONTENTS

                                                             Page

Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . .3
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . .7
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . 15
Dividend Policy. . . . . . . . . . . . . . . . . . . . . . . . 15
Dilution . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Capitalization . . . . . . . . . . . . . . . . . . . . . . . . 17
Selected Financial Information . . . . . . . . . . . . . . . . 18
Pro Forma Combined Financial Data. . . . . . . . . . . . . . . 19
Management's Discussion and Analysis of Financial
   Condition and Results of Operations . . . . . . . . . . . . 23
Business . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
Management . . . . . . . . . . . . . . . . . . . . . . . . . . 34
Certain Transactions . . . . . . . . . . . . . . . . . . . . . 37
Principal Shareholders . . . . . . . . . . . . . . . . . . . . 38
Description of Securities. . . . . . . . . . . . . . . . . . . 38
Shares Eligible for Future Sale. . . . . . . . . . . . . . . . 40
Underwriting . . . . . . . . . . . . . . . . . . . . . . . . . 41
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . 42
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
Additional Information . . . . . . . . . . . . . . . . . . . . 44
Financial Statements . . . . . . . . . . . . . . . . . . . . .F-1

                  ----------------------------

     UNTIL                 , 1997 (25 DAYS AFTER THE DATE OF THIS
PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE
OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS
UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR
SUBSCRIPTIONS.

========================================================================

========================================================================

                         900,000 Shares


                    HORIZON PHARMACIES, INC.


                          Common Stock

                           ---------


                           PROSPECTUS

                           ---------


                         CAPITAL WEST
                        SECURITIES, INC.


                       ____________, 1997


========================================================================

                            HORIZON PHARMACIES, INC.
                      REGISTRATION STATEMENT ON FORM SB-2

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article 2.02 of the Texas Business Corporation Act provides broadly for indemnification of directors and officers against claims and liabilities against them in their capacities as such. The Company's bylaws also provide for the indemnification of directors and officers by the Company. In addition, the Company has purchased Directors' and Officers' Liability and Company Reimbursement Liability Insurance which, in certain circumstances, provide for payments to the directors and officers of the Company, in the event of such liabilities.


ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All expenses of registration will be borne by the Company. All of the amounts shown are estimates, except the registration fee, and assume exercise of the underwriters' over-allotment option.

     Securities and Exchange Commission registration fee. . .    $  1,970.68
     NASD fees. . . . . . . . . . . . . . . . . . . . . . . .       1,300.00
     Underwriters' non-accountable expense allowance. . . . .     155,250.00
     Blue Sky Fees. . . . . . . . . . . . . . . . . . . . . .      20,000.00
     Legal fees and expenses. . . . . . . . . . . . . . . . .      80,000.00
     Accounting fees and expenses . . . . . . . . . . . . . .      65,000.00
     Printing and engraving expenses. . . . . . . . . . . . .      35,000.00
     Nasdaq application fees. . . . . . . . . . . . . . . . .       6,780.00
                                                                 -----------
           TOTAL EXPENSES . . . . . . . . . . . . . . . . . .    $362,030.00
                                                                 -----------
                                                                 -----------

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES.

     The following sets forth certain information regarding sales of securities of the Company issued within the past three years, which were not registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The following information has been adjusted to reflect the 2-for-1 split for all Common Stock approved by the Company's Board of Directors on April 14, 1997:

     On June 6, 1994, the Company sold 120,000 shares of Common Stock to five officers, directors and an employee for an aggregate price of $150,000. The Company sold an additional 136,000 shares to five officers and directors, one person with whom the Company's officers and/or directors had a prior business relationship ("Business Associate"), and one employee on August 9, 1994 for an aggregate price of $170,000. The Company sold an additional 118,482 shares of Common Stock on November 18, 1994 to its officers and directors, one employee, one Business Associate, and one additional investor for an aggregate of $177,723.

     On February 27, 1995, the Company sold 255,512 shares of Common Stock to five officers and directors, seven employees (one of whom was an existing shareholder), two existing shareholders, three Business Associates and three other investors for an aggregate of $447,146; on September 8, 1995 the Company sold 100,006 shares of Common Stock for an aggregate of $300,018 to five officers and directors, and 12 existing shareholders.

     On September 25, 1996, the Company sold 19,424 shares of Common Stock for an aggregate $97,120 to 19 officers, directors and existing shareholders. On September 26, 1996, the Company issued 160,000 shares of Common Stock for an aggregate $80,000 in connection with the exercise of certain stock options held by the Company s officers and directors. On September 30, 1996, the Company sold 31,000 shares of Common Stock to certain relatives of its officers and directors for an aggregate $155,000. On October 18, 1996, the Company sold 14,000 shares of Common Stock to a relative of one of the Company's directors for an aggregate price of $70,000, and on November 30, 1996 the Company issued 4,000 shares of Common Stock for an aggregate $20,000 to one of its lenders to reduce long-term debt.

     No sales commissions were paid in connection with any of the sales of securities described above. The Company believes that the securities were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

ITEM 27.  EXHIBITS.

     Exhibit
      Number       Name of Exhibit
     -------       ---------------

       * 1.1       Underwriting Agreement between the Company and
                   Capital West Securities, Inc.

         3.1       Restated Articles of Incorporation
                   (filed electronically herewith).

       * 3.2       Amended and Restated Articles of Incorporation.

       * 3.3       Amended and Restated Bylaws.

       * 4.1       Specimen Certificate of the Common Stock.

       * 4.3 Form of Warrant Agreement between the Company and the Underwriters.

       * 4.4       Stock Option Plan.

       * 5.1 Opinion of Phillips McFall McCaffrey McVay & Murrah, P.C. as to the legality of the securities being registered.

        10.1 Loan Agreement dated October 16, 1996, by and between the Company and Bergen Brunswig Drug Company (filed electronically herewith).

        10.2 Purchase Agreement dated March 8, 1997 by and between Mesa Drug, Inc. And Horizon Pharmacies, Inc. (filed electronically herewith).

        10.3 Asset Purchase Agreement dated March 4, 1997 by and between True Quality Pharmacies, Inc. (d/b/a Vista Pharmacies) and Horizon Pharmacies, Inc. (filed electronically herewith).

       *10.4 Form of Employment Agreement by and between the Company and each of Rick D. McCord, R.Ph., Sy S. Shahid and David W. Frauhiger.

       *10.5       Form of Lockup Agreement.

        23.1 Consent of Herold, Howard & Madsen, P.C., Independent Auditors (filed electronically herewith).

        23.2 Consent of Ernst & Young LLP, Independent Auditors (filed electronically herewith).

        23.3 Consent of Phillips McFall McCaffrey McVay & Murrah, P.C. (filed electronically herewith).

        24         Power of Attorney (included on Signature Page filed herein).

-----------------
* To be filed by amendment.


ITEM 28.  UNDERTAKINGS.

      1.  The undersigned Registrant hereby undertakes:

      (a) To provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      (b) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

      (c) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

            (i) include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and

            (iii) include any additional or changed material information on the plan of distribution.

      (d) That, for the purpose of determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination or end of the offering.

      2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2, to be signed on its behalf by the undersigned, thereon duly authorized in the City of Princeton, State of Texas, on April 15, 1997.

                                   HORIZON PHARMACIES, INC.
                                   a Texas corporation

                                   By: /s/ RICK D. MCCORD, R.Ph.
                                      ---------------------------------------
                                        Rick D. McCord, R.Ph.
                                        President and Chief Operating Officer

     Know all men by these presents, that each person whose signature appears below constitutes and appoints Rick D. McCord, R.Ph. and David W. Frauhiger as his true and lawful attorney-in-fact and agent, with full power of substitution, for him, and in his name, place and stead, in any and all capacities to sign any or all amendments or post-effective amendment to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

          SIGNATURE                      TITLE                    DATE
          ---------                      -----                    ----

/s/ Rick D. McCord, R.Ph.      Chairman of the Board of       April 15, 1997
-----------------------------  Directors, President and
Rick D. McCord, R.Ph.          Chief Operating Officer
PRINCIPAL EXECUTIVE OFFICER

/s/ Sy S. Shahid               Executive Vice President,      April 15, 1997
-----------------------------  Secretary, Director
Sy S. Shahid

/s/ David W. Frauhiger
-----------------------------  Chief Financial Officer,       April 15, 1997
David W. Frauhiger             Treasurer, Director
PRINCIPAL FINANCIAL AND
ACCOUNTING OFFICER

/s/ Charlie K. Herr            Director                       April 15, 1997
-----------------------------
Charlie K. Herr, R.Ph.

/s/ Robert D. Mueller          Director                       April 15, 1997
-----------------------------
Robert D. Mueller, R.Ph.

                              INDEX TO EXHIBITS

Exhibit
Number        Name of Exhibit
-------       ---------------
* 1.1         Underwriting Agreement between the Company and Capital West Securities, Inc.

  3.1         Restated Articles of Incorporation (filed electronically herewith).

* 3.2         Amended and Restated Articles of Incorporation.

* 3.3         Amended and Restated Bylaws.

* 4.1         Specimen Certificate of the Common Stock.

* 4.3         Form of Warrant Agreement between the Company and the Underwriters (filed electronically herewith).

* 4.4         Stock Option Plan.

* 5.1         Opinion of Phillips McFall McCaffrey McVay & Murrah, P.C. as to the legality of the securities being registered.

 10.1         Loan Agreement dated October 21, 1996 by and between Bergen-Brunswig Drug Co. and
              Horizon Pharmacies, Inc. (filed electronically herewith).

 10.2         Purchase Agreement dated March 8, 1997 by and between Mesa Drug, Inc. and Horizon
              Pharmacies, Inc. (filed electronically herewith).

 10.3         Asset Purchase Agreement dated March 4, 1997 by and between True Quality Pharmacies,
              Inc. (d/b/a Vista Pharmacies) and Horizon Pharmacies, Inc. (filed electronically herewith).


*10.4         Form of Employment Agreement by and between the Company and each of Rick D. McCord,
              R.Ph., Sy S. Shahid and David W. Frauhiger.

*10.5         Form of Lockup Agreement.

 23.1         Consent of Herold, Howard & Madsen, P.C., Independent Auditors (filed electronically herewith).

 23.2         Consent of Ernst & Young LLP, Independent Auditors (filed electronically herewith).

 23.3         Consent of Phillips McFall McCaffrey McVay & Murrah, P.C.
              (filed electronically herewith).

 24           Power of Attorney (included on Signature Page filed herein).

-------------------
* To be filed by amendment.